As filed with the Securities and Exchange Commission on May 7, 2012

UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION

File No. 812-13726

Amendment No. 3 to the Application for an Order under Section 6(c) of the Investment
Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d)
and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the
Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act and under Section
12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act

In the Matter of
T. Rowe Price Associates, Inc.,
T. Rowe Price Institutional Income Funds, Inc. and
T. Rowe Price Investment Services, Inc.

Please send all communications to: Darrell N. Braman, Esq. James P. Erceg T. Rowe Price Associates, Inc. 100 East Pratt Street Baltimore, MD 21202	With a copy to: Stacy L. Fuller, Esq. K&L Gates LLP 1601 K Street, N.W. Washington, DC 20006-1600

TABLE OF CONTENTS

Page

I.	SUMMARY OF APPLICATION	1
A. ETF Relief		2
B. 12(d)(1) Relief and Feeder Relief		3
II.	BACKGROUND	4
A. The Corporation and Funds		4
1. The Corporation		4
2. The Funds		5
B. The Adviser		5
C. The Distributor		5
III.	APPLICANTS’ PROPOSAL WITH RESPECT TO ETF RELIEF	6
A. Operation of the Funds		6
1. The Funds and Their Investment Objectives		6
2. Depositary Receipts		7
3. Benefits of Funds to Investors		7
4. Capital Structure and Voting Rights; Book-Entry		8
5. Listing and Trading		8
B. Purchases and Redemptions of Shares and Creation Units		9
1. Placement of Orders to Purchase Creation Units		10
a. General		10
b. NSCC Clearing Process, DTC Process and Process for the Funds		11
c. Transaction Fees		12
d. Timing and Transmission of Purchase Orders		13
2. Payment for Creation Units		14
a. General		14
b. Domestic Funds		16
c. Global Funds		16
3. Redemption		16
4. Pricing of Shares		17
C. Dividends, Other Distributions and Taxes		17
D. Shareholder Transaction Expenses		18
E. Dividend Reinvestment Service		18
F. Availability of Information		18

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1. Equity Funds		18
2. Fixed Income Funds		20
a. Calculation of Intra-day NAV		20
b. Availability of Intra-day Pricing and Other Information		20
G. Disclosure Documents		22
H. Sales and Marketing Materials		22
IV.	FEEDER RELIEF	23
A. In-Kind Transactions in a Master-Feeder Structure		23
B. No Senior Securities		23
V.	APPLICANTS’ PROPOSAL WITH RESPECT TO 12(D)(1) RELIEF	24
VI.	REQUEST FOR ETF RELIEF	25
A. In Support of ETF Relief		25
B. Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)		26
C. Exemption from the Provisions of Section 22(d) and Rule 22c-1		27
D. Exemption from the Provisions of Section 22(e)		30
E. Exemption from the Provisions of Section 17(a)		32
VII.	REQUEST FOR 12(d)(1) RELIEF AND FEEDER RELIEF	34
A. Exemption from the Provisions of Sections 12(d)(1)(A) and (B) and 17(a)		34
1. General		34
2. The Acquiring Funds		35
3. Proposed Conditions and Disclosure		35
B. Section 12(d)(1)		37
1. Exemption under Section 12(d)(1)(J)		37
2. Concerns Underlying Section 12(d)(1)(J)		38
C. Sections 17(a), 17(b) and 6(c)		40
VIII.	EXPRESS CONDITIONS TO THIS APPLICATION	42
IX.	NAMES AND ADDRESSES	46
X.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES	46

ii

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

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In the Matter of

T. Rowe Price Associates, Inc.,
T. Rowe Price Institutional
Income Funds, Inc. and
T. Rowe Price Investment
Services, Inc.
100 East Pratt Street
Baltimore, MD  21202

File No. 812-13726
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: : : : : : : : : : : : : :
Amendment No. 3 to the Application
for an Order under Section 6(c) of the
Investment Company Act of 1940
for an exemption from Sections
2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act
and Rule 22c-1 under the Act and under
Sections 6(c) and 17(b) of the Act for an
exemption from Sections 17(a)(1) and
17(a)(2) of the Act and under Section
12(d)(1)(J) granting an exemption from
Sections 12(d)(1)(A) and 12(d)(1)(B)
of the Act

I.	SUMMARY OF APPLICATION

In this amended and restated application (“Application”), T. Rowe Price Associates, Inc. (together with all entities controlling, controlled by or under common control with T. Rowe Price Associates, Inc., the “Adviser”), T. Rowe Price Institutional Income Funds, Inc., a Maryland corporation (the “Corporation”) and T. Rowe Price Investment Services, Inc. (“Applicants”) apply for and request an order (“Order”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act; under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act. Applicants are seeking the Order to permit the Corporation to create and operate an actively managed series of the Corporation (“Initial Fund”) that offers exchange-traded shares that are redeemable in large aggregations only.

The requested ETF Relief and 12(d)(1) Relief (each as defined below) are substantially identical to the relief recently granted by the U.S. Securities and Commission (“Commission”) to various other actively managed ETFs1 and other open-end management investment companies operating as ETFs 2 (collectively, “Prior ETFs”) pursuant to their respective orders for

1 See Grail Advisors, LLC and Grail Advisors ETF Trust, Investment Company Act Release Nos. 28571 (Dec. 23, 2008) (notice) and 28604 (Jan. 16, 2009) (order); WisdomTree Trust, et. al., Investment Company Act Release Nos. 28147 (Feb. 6 2008) (notice) and 28174 (Feb. 27, 2008) (order); PowerShares Capital Management LLC, et. al., Investment Company Act Release Nos. 28140 (Feb. 1, 2008) (notice); and 28171 (Feb. 27, 2008) (order).

2 See Pacific Investment Management Company LLC and PIMCO ETF Trust, Investment Company Act Release Nos. 28723 (May 11, 2009) (notice) and 28752 (June 1, 2009) (order); SSgA Funds Management, Inc. et al., Investment Company Act Release Nos. 27809 (Apr. 30, 2007) (notice) and 27839 (May 25, 2007) (order); In exemptive relief (“Prior Orders”).

Applicants request that the ETF Relief apply to the Initial Fund and to any future series of the Corporation or any other registered open-end management investment company that is advised by the Adviser and utilizes active investment management strategies (“Future Funds”).3  The Initial Fund and Future Funds together are included in the defined term “Funds.”  Each Fund will operate as an exchange-traded fund (“ETF”).

A.	ETF Relief

The “ETF Relief” would permit, among other things, (a) shares of the Funds (“Shares”) to be redeemable in large aggregations only (“Creation Units”); (b) Shares  to trade on a national securities exchange, as defined in Section 2(a)(26) of the Act (each, an “Exchange”), such as the New York Stock Exchange LLC (“NYSE”), The Nasdaq Stock Market, Inc. (“Nasdaq”) and NYSE Arca, Inc. and NYSE Arca Marketplace, LLC (collectively “NYSE Arca”) at negotiated market prices rather than at net asset value (“NAV”); (c) relief from the seven (7) calendar day redemption requirement for certain Funds (including in the case of Feeder Funds (as defined below), their Master Funds (as also defined below)) under specified limited circumstances; and (d) certain affiliated persons of a Fund to buy securities from, and sell securities to, it in connection with the in-kind purchase and redemption of its Shares.

Each Fund may operate as a feeder fund in a master-feeder structure (“Feeder Fund”), as an acquiring fund in a fund of funds structure (“FOF”),4 or as an acquired fund in a fund of funds structure (“Non-FOF”).5  For purposes of complying with Section 12(d) of the Act, FOFs will comply with one of the relevant statutory exemptions, such as Sections 12(d)(1)(F) and 12(d)(1)(G), alone or in conjunction with any exemptive relief therefrom, including Rules 12d1-1, 12d1-2 and 12d1-3.  A FOF relying on Section 12(d)(1)(G) could only invest in investment the matter of PowerShares Exchange-Traded Fund Trust, et al., Investment Company Act Release Nos. 27811 (Apr. 30, 2007) (notice) and 27841 (May 25, 2007) (order).

3 All existing entities that currently intend to rely on the Order have been named as Applicants. Any other existing or future entity that relies on the Order will comply with the terms and conditions of the Application. Each Fund would remain fully subject to the requirements of the Securities Exchange Act of 1934 (“Exchange Act”) and to any applicable listing standards or individualized listing approvals required under Rule 19b-4 under the Exchange Act, but the listing process under the Exchange Act would not affect the exemptive relief under the Act.

4 Funds that are FOFs may invest in ETFs that are in the same group of investment companies and/or outside the same group of investment companies and in pooled investment vehicles that are not registered with the Commission under the Act but that are registered under the Securities Act (“ETVs”). As used in this Application, ETVs are organized in the United States and trade on an Exchange.  They are structured as special purpose vehicles which own pools of assets and issue equity interests in such pools by registering their securities for sale under the Securities Act.  ETVs do not include exchange-traded notes (“ETNs”) or publicly traded commodity pools.  See IndexIQ ETF Trust, et al., Investment Company Act Release Nos. 28638 (Feb. 27, 2009) (notice) 28653 (Mar. 20, 2009) (order) (“Index IQ Order”) (and the application underlying the Index IQ Order in File No. 812-13441, “Index IQ Application”).

5 Feeder Funds are Non-FOFs that comply with Condition 17 below, unless their respective Master Funds (as defined below) invest in other investment companies or companies that rely on Section 3(c)(1) or 3(c)(7) in excess of the limits in Section 12(d)(1)(A), in which case they would be FOFs that could not rely on the 12(d)(1) Relief for the reasons set forth infra in footnote 6.

companies in the same group of investment companies, but could make such investments on an unlimited basis.  A FOF relying on Section 12(d)(1)(G) and Rule 12d1-2 could, in addition to making such investments in same group companies, also invest in investment companies that are not in the same group within the limits established by Section 12(d)(1)(A) or (F).  A FOF relying on Section 12(d)(1)(F) (and Rule 12d1-3), by contrast, could only invest in same group and other group companies within the limits set forth in Section 12(d)(1)(F).  All FOFs, however, may invest in money market funds pursuant to Rule 12d1-1 and, depending upon their reliance on Section 12(d)(1)(G), in ETFs in other groups of investment companies pursuant to exemptive relief that such ETFs have obtained from Section 12(d)(1).

B.	12(d)(1) Relief and Feeder Relief

Applicants also apply for and request the Order pursuant to Section 12(d)(1)(J) exempting certain transactions from Sections 12(d)(1)(A) and 12(d)(1)(B), and under Sections 6(c) and 17(b) exempting certain transactions from Section 17(a) (“12(d)(1) Relief”). Applicants ask that the 12(d)(1) Relief be applicable to (i) the Initial Fund and any Future Funds that are Non-FOFs,6 (ii) “Acquiring Funds,” as defined below, and (iii) Distributor (as defined below) and any broker-dealer registered under the Exchange Act selling Shares to Acquiring Funds (“Brokers”). The 12(d)(1) Relief, if granted, would permit registered management investment companies and unit investment trusts (“UITs”) that are not part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act, as the Non-FOFs, and that enters into an Acquiring Fund Agreement (as defined below) with a Non-FOF, to acquire the Non-FOFs’ Shares beyond the limits of Section 12(d)(1)(A).  (Such management companies are referred to herein as “Acquiring Management Companies;” such UITs are referred to herein as “Acquiring Trusts,” and collectively with Acquiring Management Companies, “Acquiring Funds”). The 12(d)(1) Relief would also permit each Non-FOF, Distributor and/or a Broker to sell the Non-FOFs’ Shares to an Acquiring Fund beyond the limits of Section 12(d)(1)(B).  In addition, the 12(d)(1) Relief would provide relief from Sections 17(a)(l) and (2) to permit a Non-FOF that is an affiliated person, or an affiliated person of an affiliated person, as defined in Section 2(a)(3) of the Act, of an Acquiring Fund to sell its Shares to, and redeem its Shares from, an Acquiring Fund and to engage in the accompanying in-kind transactions.  The 12(d)(1) Relief would not apply to any Fund that is, either directly or through a master-feeder structure, acquiring securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits in Section 12(d)(1)(A) of the Act.  An Acquiring Fund could rely on the requested 12(d)(1) Relief, if granted, only to invest in the Non-FOFs and not in any other registered investment company.

To the extent that Feeder Funds may not be able to rely on Section 12(d)(1)(E), the relief requested would also permit them to purchase the securities of another registered investment company advised by Adviser and in the same group of investment companies (“Master Funds”)

6 Applicants do not request 12(d)(1) Relief with respect to any FOF because an Acquiring Fund investing in shares of a FOF would be a “fund of funds of funds”. This is a type of complex fund structure that prompted Congress to adopt Section 12(d)(1) and is expressly prohibited under the Commission’s proposed Exchange-Traded Funds Rule, Investment Company Act Release No. 28193 (March 18, 2008). See Index IQ Application at note 58.

in excess of the limits in Sections 12(d)(1)(A) (“Feeder Relief”).7  The Feeder Relief would also provide relief from Section 12(d)(1)(B) to permit the Master Funds, and any principal underwriter for Master Funds, to sell shares of the Master Fund beyond the limitations of Section 12(d)(1)(B) and from Sections 17(a)(1) and (2) to permit a Feeder Fund that is an affiliated person of a Master Fund to sell portfolio securities to the Master Fund in exchange for shares of the Master Fund and redeem Master Fund shares for portfolio securities, both in connection with in-kind creations and redemptions of Shares as discussed herein.  The Feeder Relief is substantially identical to the relief recently granted by the Commission to another actively managed ETF operating in a master-feeder structure.8  Applicants seek the Feeder Relief only for Feeder Funds that operate as Funds and their Master Funds.

Applicants believe that:  (i) with respect to the relief requested pursuant to Section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policy of the Initial Fund, will be consistent with the policy of any Future Fund and are consistent with the general purposes of the Act; and (iii) with respect to the relief requested pursuant to Section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors.  The relief described in this Section I is collectively referred to herein as the “Relief.”   No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the U.S. Securities and Exchange Commission (the “Commission”).

II.	BACKGROUND

A.	The Corporation and Funds

1.	The Corporation

The Corporation is a corporation, which is organized under the laws of the State of Maryland and consists of multiple series, is registered with the Commission as an open-end management investment company.  The Corporation is overseen by a board of directors (the “Board”), which will maintain the composition requirements of Section 10 of the Act.  Each Fund (or in the case of a Feeder Fund, the Master Fund) will adopt fundamental policies consistent with the Act and be classified as diversified or non-diversified under the Act.  Each Fund will offer and sell its securities pursuant to a registration statement on Form N-1A

7 Applicants may structure certain Funds as Feeder Funds for several reasons.  For example, such a structure could generate economies of scale for shareholders of all feeders of the Master Fund and additional tax efficiencies for any traditional mutual fund feeders of the Master Fund that could not otherwise be realized.  In a master-feeder structure, the Master Fund – rather than the Feeder Fund – would generally invest the portfolio in compliance with the Order.  There would be no ability by Feeder Fund shareholders to exchange shares of Feeder Funds for shares of another feeder series of the Master Fund.

8 See SSgA Funds Management Inc., et al., Investment Company Act Release Nos. 29499 (Nov. 17, 2010) (notice) and 29524 (Dec. 13, 2010) (order).

(“Registration Statement”) filed with the Commission under the Securities Act of 1933 (“Securities Act”) and the Act.

2.	The Funds

The Initial Fund will be a series of the Corporation, which will be authorized to offer an unlimited number of Shares.  Each Fund (or in the case of a Feeder Fund, the Master Fund) intends to maintain the required level of diversification, and otherwise conduct its operations, so as to qualify as a “regulated investment company” (“RIC”) under the Internal Revenue Code (“Code”).

B.	The Adviser

The Adviser will be the investment adviser to the Funds (and in the case of a Feeder Fund, the Master Fund). The Adviser is a Maryland corporation with its principal office in Baltimore, Maryland. The Adviser is registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser, subject to the oversight and authority of the Board, will develop the overall investment program for each Fund (and in the case of a Feeder Fund, the Master Fund). The Adviser will arrange and oversee the provision of necessary services for the Funds (and in the case of Feeder Funds, the Master Funds) (including custodial, transfer agency and administration services) and furnish office facilities, equipment, services and executive and administrative personnel necessary for managing the investment program. The Adviser may enter into sub-advisory agreements with one or more investment advisers, which are currently expected, but are not required, to be affiliated with Adviser, to serve as sub-adviser(s) to a Fund (each, a “Subadviser”). Each Subadviser will be registered under the Advisers Act. Applicants note that affiliates of the Adviser or of a Subadviser may be hired to provide other services, such as administration, custody, distribution, or transfer agency services, to the Funds (and in the case of a Feeder Fund, the Master Fund), subject to the Board’s approval.

C.	The Distributor

T. Rowe Price Investment Services, Inc. will act as the distributor and principal underwriter of the Funds (and in the case of a Feeder Fund, the Master Fund) (the “Distributor”).  The Distributor is registered as a broker-dealer under the Exchange Act.  The Distributor will distribute Shares on an agency basis.  The Distributor is not, and will not be, affiliated with the Listing Exchange (as defined below).  The Distributor will be identified as such in the prospectus (“Prospectus”) for each Fund, as required by Form N-1A, and will comply with the terms and conditions of this Application.9  Applicants request that the Relief requested in this Application extend to future Distributors of Shares, whether affiliated or unaffiliated with the Adviser, that comply with the terms and conditions of the Application.

9 Each Fund will comply with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009).

III.	APPLICANTS’ PROPOSAL WITH RESPECT TO ETF RELIEF

A.	Operation of the Funds

1.	The Funds and Their Investment Objectives

The investment objective of the Initial Fund, the T. Rowe Price Diversified Bond ETF, will be to seek to achieve positive total returns with an emphasis on income.  This investment objective will be non-fundamental.  The Initial Fund will seek to meet this objective by applying a proprietary sector and security selection methodology, using the Adviser’s fundamental and quantitative research.  The methodology will include, but not be limited to, these approaches:

●	Market sectors and/or sub-sectors may be under- or over-weighted, consistent with the Adviser’s views on these sectors and the risk profile of the Fund.

●
The average maturity and duration of the portfolio may be adjusted to take advantage of changes in the slope of the yield curve, consistent with the Adviser’s views on interest rates and the Fund’s risk profile.

Proprietary research and sector and security selection will be the main tenets in this method of portfolio construction and will be used to select securities in the identified sectors and/or sub-sectors and to adjust the portfolio duration.  The Initial Fund’s investment objectives, policies and investment strategies will be fully disclosed in its Prospectus and statement of additional information (“SAI”), as required by Form N-1A.10

Each Fund (or in the case of a Feeder Fund, the Master Fund) will consist of a portfolio of securities and other assets (“Portfolio Instruments”), which will be actively managed.  Future Funds may invest in equity securities traded in U.S. markets (“Domestic Equity Funds”) or outside the U.S. on global markets (“Global Equity Funds,” together with Domestic Equity Funds, “Equity Funds”) and in fixed income securities traded in U.S. markets (“Domestic Fixed Income Funds”, together with Domestic Equity Funds, “Domestic Funds”) or outside the U.S. on global markets (“Global Fixed Income Funds”, together with Global Equity Funds, “Global Funds”).  Domestic Fixed Income Funds and Global Fixed Income Funds may be referred to collectively as “Fixed Income Funds.” In each case where “Equity Fund” or “Fixed Income Fund” is used, it includes the portion of any Fund that invests, respectively, in equity or fixed income securities.  In each case where “Domestic Fund” or “Global Fund” is used, it includes the portion of any Fund that invests, respectively, in U.S. markets or outside the U.S. on global markets.  Although the Initial Fund will primarily invest in domestic fixed income securities, and thus will operate as a Domestic Fixed Income Fund and a Non-FOF, Future Funds

10 Each Fund (and in the case of a Feeder Fund, the Master Fund) is permitted to invest in shares of other ETFs (including other Funds) to the extent that such investments are consistent with the applicable registration statement.  Such investments would generally be made through purchases of shares in the secondary market or through receipt of shares as part of the Deposit Instruments contributed in connection with the in-kind purchase of one or more Creation Units. A Fund would only hold shares of another ETF if doing so was in the best interest of the investing Fund such as, for example, where doing so would improve the liquidity, tradability or settlement of the Portfolio Instruments, thereby potentially reducing the costs of creation and redemption activity.

may invest in, among other things, domestic or global fixed income or equity securities, including ETF shares, mortgage- or asset-backed securities, including TBA Transactions,11 depository receipts or depository shares, forward commitment transactions,12 currencies, money market instruments, cash and cash equivalents, certain of which may settle in securities markets outside the United States, including in emerging markets.  No Fund (or in the case of a Feeder Fund, the Master Fund) will invest in options contracts, futures contracts or swap agreements.  All investments will be made in accordance with the relevant Fund’s investment objective and the requirements of the Act and rules thereunder.

2.	Depositary Receipts

Each Fund (or in the case of a Feeder Fund, the Master Fund) may invest in American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”) representing foreign securities (collectively, “Depositary Receipts”).  Depositary Receipts are typically issued by a financial institution (“Depositary”) and evidence ownership in a security or pool of securities that have been deposited with the Depositary.13  A Fund will not invest in any Depositary Receipts that the Adviser deems to be illiquid or for which pricing information is not readily available.

3.	Benefits of Funds to Investors

Applicants believe that there will be several main types of market participants interested in buying and selling Shares in Creation Units:

●
institutional investors who seek exposure to a particular active investment management strategy and choose Shares because they are a cost effective means to obtain such exposure and/or because they can be bought and sold intra-day, unlike most investment company securities;

●	arbitrageurs and liquidity suppliers who seek to profit from any premium or discount in the market price of individual Shares relative to the NAV of those Shares;

11 A “to-be-announced transaction” or “TBA Transaction” is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date. The amount of substituted cash in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Instrument or Redemption Instrument.

12 In a forward commitment transaction, the buyer/seller enters into a contract to purchase/sell specific securities for a fixed price at a future date beyond normal settlement time.

13 With respect to ADRS, the Depositary is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer.  ADRs are registered under the Securities Act on Form F-6.  ADR trades occur either on an Exchange or off-exchange.  FINRA Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis.  With respect to GDRs, the Depositary may be a foreign or U.S. entity, and the underlying securities may have a foreign or U.S. issuer.  All GDRs are sponsored and trade on a foreign exchange.  No affiliated person of Applicants will serve as the Depositary for any Depositary Receipts held by a Fund.

●	Authorized Participants (as defined below) who may from time to time find it appropriate to purchase or redeem Creation Units, including in connection with market-making activities on an Exchange; and

●	institutional investors who purchase Creation Units, break them down into the constituent Shares and sell those Shares to individual investors.

Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors for whom such Shares provide a useful, relatively low-cost, exchange-traded vehicle with no investment minimum for accessing a Fund’s active investment management strategy. As in the case of index-based ETFs, the Shares can be bought or sold like stocks any time throughout each trading day at market prices that are normally close to NAV; are relatively tax-efficient investment vehicles to the extent that they can minimize capital gains by eliminating from the portfolio low cost basis stocks through the in-kind redemption process; offer relatively low expenses compared to other actively managed investment companies with similar investment objectives and strategies; publish the composition of their portfolios every day, giving them largely transparent investment portfolios; and may immediately reinvest dividends received on portfolio securities.

4.	Capital Structure and Voting Rights; Book-Entry

Beneficial Owners (as defined below) of a Fund will have one vote per Share with respect to matters for which a shareholder vote is required consistent with the requirements of the Act and the rules promulgated thereunder and Maryland state law. Shares will be registered in book-entry form only.  The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee will be the record or registered owner of all outstanding Shares.  Beneficial ownership of Shares (owners of such beneficial interest referred to herein as “Beneficial Owners”) will be shown on the records of DTC or DTC participants (e.g., brokers, banks, trust companies, and other financial institutions) (“DTC Participants”).  Beneficial Owners of Shares will exercise their rights in such securities indirectly through DTC and DTC Participants.  Beneficial Owners of Shares will receive all of the notices, statements, shareholder reports and other communications required under the Act and other applicable laws.  No Beneficial Owner shall have the right to receive a certificate representing Shares.  Delivery of notices, statements, shareholder reports and other communications from a Fund to Beneficial Owners will normally be at the Fund’s or Adviser’s expense and accomplished through the customary practices and facilities of DTC and the DTC Participants.

5.	Listing and Trading

Shares will be listed and traded on an Exchange in the same manner as other equity securities.14  Shares may also be cross-listed on one or more foreign securities markets.  The

14 Applicants are not aware of any characteristics of a listing on Nasdaq or NYSE Arca that would cause Shares to operate or trade differently than if they were listed on another domestic Exchange. Applicants do acknowledge that unlike the structure of most other domestic Exchanges where an Exchange Specialist (as defined below) is contractually obligated to make a market in Shares and oversees trading in Shares, the Nasdaq and NYSE Arca principal secondary market for the Shares will be the Exchange on which they are primarily listed (the “Listing Exchange”).  Shares traded on the Listing Exchange or other Exchange will be traded in a manner similar to Prior ETFs, and it is expected that one or more Exchange member firms will be designated to act as a specialist or market maker and maintain a market for the Shares trading on the Listing Exchange or such other Exchange.15  No Exchange Specialist for Shares of any Fund will be an affiliated person, or an affiliated person of an affiliated person, of the Fund, except under Section 2(a)(3)(A) or (C) of the Act solely due to ownership of Shares, as described below.  Except as permitted by the relief requested herein from Section 17(a), no promoter, principal underwriter (e.g., Distributor) or affiliated person of the Fund, or any affiliated person of such person, will be an Authorized Participant (as defined below) or make a market in Shares, unless permitted to do so by a Commission rule or exemptive order or by an SEC staff no action letter.

B.	Purchases and Redemptions of Shares and Creation Units

The Corporation will offer, issue and sell Shares of each Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV per share next determined after an order in proper form is received.  The NAV of each Fund is expected to be determined as of 4:00 p.m. ET on each business day, which is defined to include any day that the Fund is open for business as required by Section 22(e) of the Act (“Business Day”).  The Funds will sell and redeem Creation Units of each Fund only on a Business Day.  Applicants anticipate that the size of Creation Units will be at least 25,000 Shares, the price of a single Share will be at least $10, and the price of a Creation Unit will be at least $1,000,000.

The price of Shares trading on an Exchange will be based on a current bid/offer market.  No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund.  Purchases and sales of Shares on an Exchange, which will not involve a Fund, will be subject to customary brokerage commissions and charges.

The pricing of Shares by means of bids and offers in the secondary market is not novel.  This is the method by which the shares of closed-end investment companies are priced and sold after initial issuance. This also is the method employed by Prior ETFs, whose individual securities all trade in the secondary market.  Applicants have been informed that Prior ETFs have traded at, or very close to, their respective NAVs since their trading commenced.  Like those products, the Funds will be fully transparent and the price at which Shares trade will be disciplined by arbitrage opportunities created by the ability to purchase or redeem Creation Units trading systems allow numerous market makers who wish to trade Shares to compete for business, creating liquidity by being willing to buy and sell Shares for their own accounts on a regular and continuous basis. Applicants note that Nasdaq’s listing requirements require at least two market makers to be registered in Shares in order to maintain the Nasdaq listing.  Applicants also note that market makers on Nasdaq and NYSE Arca must make a continuous, two-sided market at all times or risk regulatory sanctions. Applicants believe that the competition on Nasdaq and NYSE Arca among market makers, many of whom may be Authorized Participants, as defined below, engaging in arbitrage activities would result in a highly efficient and effective market for Shares.

15 Each specialist or market maker designated as such for a particular Fund listed on an Exchange is referred to herein as the “Exchange Specialist.”

at NAV, which should ensure that Shares similarly do not trade at a material premium or discount in relation to NAV.

1.	Placement of Orders to Purchase Creation Units

a.	General

In order to keep costs low and permit each Fund to be as fully invested as possible, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis.  Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments (“Deposit Instruments”), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments (“Redemption Instruments”).16  On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, and these instruments may be referred to, in the case of either a purchase or a redemption, as the “Creation Basket.”  In addition, the Creation Basket will correspond pro rata to the positions in the Fund’s (or in the case of a Feeder Fund, the Master Fund’s) portfolio (including cash positions) as of the end of the prior Business Day, except:

(1) in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer or settlement;

(2) for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;17

(3) TBA Transactions and other positions that cannot be transferred in kind18 will be excluded from the Creation Basket.19

If there is a difference between the net asset value attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the “Cash Amount”).  A difference may occur where the market value of the

16 The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act.  In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Fund will comply with the conditions of Rule 144A.

17 A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

18 This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

19 Because these instruments will be excluded from the Creation Basket, their value will be reflected in the determination of the Cash Amount (defined below).

Creation Basket changes relative to the net asset value of a Creation Unit of Shares for the reasons identified in clauses (1) through (3) above.

All orders to purchase Creation Units must be placed with the Distributor by or through an “Authorized Participant,” which is either: (1) a “participating party,” i.e., a Broker or other participant in the Continuous Net Settlement (“CNS”) System of the National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the Commission and affiliated with DTC, or (2) a DTC Participant, which in any case, has executed an agreement with the Distributor (“Participant Agreement”).  An investor does not have to be an Authorized Participant, but must place an order through and make appropriate arrangements with, an Authorized Participant to transact with a Fund in any Creation Unit(s).

b.	NSCC Clearing Process, DTC Process and Process for the Funds

Purchase orders for creations and redemptions of Creation Units will be processed either through an enhanced clearing process or through a manual clearing process as described immediately below. Settlement and clearing of foreign securities, however, presently cannot be made using either process.

The NSCC/CNS system has been enhanced specifically to effect purchases and redemptions of domestic ETF securities.  The enhanced clearing process (the “NSCC Clearing Process”) simplifies the process of transferring a basket of securities between two parties by treating all of the securities that comprise the basket as a single unit.  For Domestic Equity Funds, the enhanced clearing process is available, but only to those DTC Participants that also are participants in the CNS System of the NSCC.  By contrast, the manual clearing process (the “DTC Process”), which is available to all DTC Participants, involves a manual line-by-line movement of each securities position. Because the DTC Process involves the movement of hundreds of securities individually, while the NSCC Process can act on instructions regarding the movement of one unitary basket which automatically processes the movement of hundreds of securities, DTC may charge a Fund more than NSCC to settle a purchase or redemption of Creation Units.

For Global Equity Funds, once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and the Fund’s custodian (the “Custodian”). The Custodian will then inform the appropriate sub-custodians. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the Beneficial Owner, the relevant Deposit Instruments and any Cash Amount or All-Cash Payments (as defined below). If applicable, the sub-custodians will confirm to the Custodian that the required securities and/or cash have been delivered, and the Custodian will notify the Adviser and Distributor of the delivery. After Shares have been instructed to be delivered, the Distributor will furnish the purchaser with a confirmation and a Prospectus (if necessary).

The Shares and Deposit Instruments of Fixed Income Funds will clear and settle in the same manner as the fixed income securities and shares of other ETFs that invest in fixed income securities.20 Deposit Instruments that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System.  Deposit Instruments that are non-U.S. fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non-U.S. market.  Shares will settle through the DTC. The Custodian will monitor the movement of the underlying Deposit Instruments and/or cash and will instruct the movement of Shares only upon validation that such securities and/or cash have settled correctly. The settlement of Shares will be aligned with the settlement of the underlying Deposit Instruments and/or cash and, except as discussed below with respect to Portfolio Instruments traded in foreign markets, will generally occur on a settlement cycle of T+3 Business Days or shorter, at the sole discretion of the Corporation on behalf of each Fixed Income Fund. Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any material impact on the arbitrage efficiency or the secondary market trading of Shares of the Fixed Income Funds.

c.	Transaction Fees

Each Fund generally recoups the settlement costs charged by NSCC and DTC by imposing a transaction fee (“Transaction Fee”) on investors purchasing or redeeming Creation Units.  For this reason, investors purchasing or redeeming through the DTC Process will generally pay a higher Transaction Fee than will investors doing so through the NSCC Clearing Process.

The Transaction Fees, if any, will be borne only by purchasers and redeemers of Creation Units and will be limited to amounts that have been determined by the Adviser to be appropriate in order to defray the transaction expenses that will be incurred by a Fund when an investor purchases or redeems Creation Units.21  The purpose of Transaction Fees is to protect the existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Units.22  The Transaction Fees will differ for each Fund and depend on the transaction expenses related to the particular Fund’s Portfolio Instruments.

With respect to Feeder Funds, the Transaction Fee would be paid by purchasers and redeemers of Creation Units directly to the Feeder Fund.  Because, however, certain costs covered by the Transaction Fee, such as brokerage costs incurred in connection with the purchase of Deposit Instruments not deposited by a purchaser in kind, may be born by the Master Fund rather than the Feeder Fund, the Feeder Fund may pass a portion of the Transaction Fee through to the Master Fund.

20 See In the Matter of iShares Trust, et al., Investment Company Act Release No. 25622 (June 25, 2002), as amended.

21 In all cases, the Transaction Fees will be limited in accordance with the requirements of the Commission applicable to open-end management investment companies offering redeemable securities.

22 Where cash is used in lieu of one or more Deposit Instruments, as discussed in Section III.B.2.a of this Application, and where an All-Cash Payment is involved, the Transaction Fee imposed on a purchaser or redeemer may be higher.

d.	Timing and Transmission of Purchase Orders

All orders to purchase Creation Units, whether through the NSCC Clearing Process or the DTC Process, must be received by the Distributor no later than the NAV calculation time (“NAV Calculation Time”), generally 4:00 p.m. ET on the date the order is placed (the “Transmittal Date”) in order for the purchaser to receive the NAV determined on the Transmittal Date.  In the case of custom orders (as defined below) and orders described in Section III.B.2.a(5)(iii) of this Application, the order must be received by the Distributor no later than one hour prior to NAV Calculation Time.  Further, when the Listing Exchange or bond markets close earlier than normal, a Fixed Income Fund may require such orders for Creation Units to be placed earlier in the day. For example, on days when the generally accepted close of the bond market occurs earlier than normal (such as the day before a holiday), the order cut-off time for such orders is expected to be no later than 11:00 a.m. ET. In addition, orders to purchase Shares of each Fixed Income Fund will not be accepted on any day when the bond markets are closed.

The Distributor will transmit all purchase orders to the relevant Fund.  After a Fund has accepted a purchase order and received delivery of the Deposit Instruments and any Cash Amount (or, if entirely for cash, then the “All-Cash Payment”),23 NSCC or DTC, as the case may be, will instruct the Fund to initiate “delivery” of the appropriate number of Shares to the book-entry account specified by the Authorized Participant.  The Distributor will issue or cause the issuance of confirmations of acceptance, and will be responsible for delivering a Prospectus to those persons purchasing Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.

A Creation Unit of a Fund will not be issued until the transfer of good title to the Corporation of the Deposit Instruments and Cash Amount (together, the “Creation Deposit”) or the transfer of the All-Cash Payment have been completed. Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant notwithstanding the fact that the Creation Deposit or All-Cash Payment has not been received, in part or in whole, in reliance on the undertaking of the Authorized Participant to deliver the missing Deposit Instruments or cash as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of collateral. The Participant Agreement will permit the Fund to buy the missing Deposit Instruments at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of purchasing such securities and the value of the collateral.

The Fund and/or the Distributor may reject any order that is not in proper form.  A Fund at its discretion may reject a purchase order transmitted to it by the Distributor, for example, if:

(1)            the purchaser or group of related purchasers, upon obtaining the Creation Units, would own eighty percent (80%) or more of the outstanding Shares of such Fund;

23 Upon receiving a Creation Deposit or All-Cash Payment, a Feeder Fund will deliver the Deposit Instruments and Cash Amount or All-Cash Payment to the Master Fund in exchange for (full and fractional) shares of the Master Fund.

(2)           the acceptance of the Creation Deposit would have certain adverse tax consequences, such as causing the Fund to no longer meet the requirements of a RIC under the Code;

(3)            the acceptance of the Creation Deposit would, in the opinion of the Corporation, be unlawful, as in the case of a purchaser who is banned from trading in securities;

(4)           the acceptance of the Creation Deposit would otherwise, in the discretion of the Corporation or the Adviser, have an adverse effect on the Corporation or on the rights of Beneficial Owners; or

(5)           there exist circumstances outside the control of the Fund that make it impossible to process purchases of Creation Units for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Funds, the Adviser, the transfer agent, the Custodian, the Distributor, DTC, NSCC or any other participant in the purchase process; and similar extraordinary events.

2.	Payment for Creation Units

a.	General

Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances:

(1)	to the extent there is a Cash Amount, as described above;

(2)           if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

(3)           if, upon receiving a purchase or redemption order from an Authorized Participant, the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;24

(4)           if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in

24 In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors.  For instance, in bond transactions, the Adviser may be able to obtain better execution than Share purchasers because of the Adviser’s size, experience and potentially stronger relationships in the fixed income markets.  Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective.  In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption.  As a result, tax considerations may warrant in-kind redemptions.

lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC Clearing Process or DTC Process; or (ii) in the case of Global Funds, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or

(5)           if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of a Global Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.25

Each Business Day, before the open of trading on the Listing Exchange, the Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Cash Amount26 (if any), for that day.27  The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket.  The Adviser or Subadviser will also make available on a daily basis information about the previous day’s Cash Amount.

25 A “custom order” is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (5)(i) or (5)(ii).

26 If different, the Creation Basket and Cash Amount for redemptions also will be published.  Applicants expect the same information to be provided prior to the opening of trading on any Exchange that is the Listing Exchange for Shares. Applicants do not believe that All-Cash Payments, if used, will affect arbitrage efficiency, because the Applicants believe it makes little difference to an arbitrageur whether it purchases Creation Units in exchange for a basket of securities or cash of the same value for a fully transparent ETF. The important function of the arbitrageur is to bid the market price of a Fund Share up or down until it converges with the NAV. The Applicants note that this can occur regardless of whether the arbitrageur is allowed to create in cash or with Deposit Instruments. In either case, the arbitrageur can effectively hedge a position in a Fund in a variety of ways, including the use of market-on-close contracts to buy or sell the underlying Portfolio Instruments and/or financial instruments.

27 Personnel of the Adviser and any Subadviser who are responsible for the designation and dissemination of the Deposit Instruments or Redemption Instruments will be prohibited from communicating any changes in either basket to other personnel within their organizations, any affiliates, or other unauthorized individuals or organizations until after such changes have been publicly disclosed.  In reviewing the policies and procedures of any Subadviser pursuant to Rule 38a-1 under the Act, Applicants will seek to ensure that they are consistent with the foregoing.  In addition, the Adviser, any Subadviser and the Distributor will each have adopted a code of ethics as required by Rule 17j-1 under the Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1.  The Adviser and any Subadviser, as required under Section 204A of the Advisers Act, will also have adopted policies and procedures that are reasonably designed, taking into account the nature of its business, to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules or regulations thereunder, of material non-public information by the Adviser, the Subadviser or any associated person.

b.	Domestic Funds

For purchases of Funds utilizing the in-kind process, the Creation Deposit placed using the DTC Process must be delivered through an Authorized Participant and the Authorized Participant must state that they are not using the NSCC Clearing Process and the creation of Creation Units instead will be effected through a transfer of securities and cash. The Creation Deposit transfer must be ordered on the Transmittal Date in a timely fashion so as to ensure the delivery of the requisite number of Deposit Instruments through DTC to the account of the Fund on the contract settlement date. The Cash Amount must be transferred directly to the Fund through the Federal Reserve Bank wire transfer system in a timely manner so as to be received by the Fund on the contract settlement date. An order to create Creation Units using the DTC Process is deemed received by the Distributor on the Transmittal Date if (i) such order is received by the Distributor not later than the NAV Calculation Time on such Transmittal Date; and (ii) all other procedures set forth in the Participant Agreement are properly followed. However, if the Fund does not receive both the requisite Deposit Instruments and the Cash Amount in a timely fashion on the contract settlement date, such order will be canceled. Upon written notice to the Distributor, such canceled order may be resubmitted the following Business Day using the Creation Deposit for that Business Day. The delivery of Creation Units purchased through the DTC Process will occur within the normal settlement cycle, currently no later than the third Business Day following the day on which the creation order is deemed received by the Distributor.

c.	Global Funds

An in-kind purchase of a Creation Unit of a Global Fund will operate as follows. Once a purchase order has been placed with the Distributor, the Distributor will inform the Custodian. The Custodian will then inform the appropriate sub-custodians. The Authorized Participant will deliver to the Fund’s accounts at the appropriate sub-custodians, on behalf of itself or the Beneficial Owner on whose behalf it is acting, the relevant Deposit Instruments and Cash Amount or, if applicable, the All-Cash Payment.

3.	Redemption

Just as Shares can be purchased from a Fund only in Creation Units, such Shares similarly may be redeemed only if tendered in a Creation Unit (except in the event that, for example, the Fund is liquidated or Shares are (reverse) split such that the size of a Creation Unit must temporarily be adjusted to avoid fractional Shares).  To redeem, an investor must accumulate enough Shares to constitute a Creation Unit. Redemption requests must be placed by or through an Authorized Participant. Redemption requests in good order will receive the NAV next determined after the request is received.

Redemptions of Creation Units for an All-Cash Payment will occur through procedures that are analogous (in reverse) to those for purchases. All requests for redemption are subject to acceptance by the Fund and must be preceded or accompanied by the requisite number of Shares of the relevant Fund, which delivery will generally be made through the DTC Process, according to the procedures set forth in the Participant Agreement. Transmission of the Cash Amount and

the Transaction Fee should be accomplished in a manner acceptable to the Fund and as specified in the Participant Agreement.

An in-kind redemption involves delivery of a Creation Unit from a person placing the redemption request to the Fund and a delivery of the requisite amounts of each of the underlying Redemption Instruments from the Fund to the person placing the redemption request through the NSCC Clearing Process, when available, or through the DTC Process.  The DTC Process involves a non-automatic line-by-line position movement of the Redemption Instruments and Shares. Therefore, both the Fund and the entity placing the request will need to reconcile delivery and receipt of the correct share amounts for the transfer of Shares and the corresponding transfer of each Redemption Instrument. Redemption requests for Global Funds will not be made through the NSCC Clearing Process or the DTC Process.

The right to redeem Shares will not be suspended nor payment upon redemption delayed, consistent with Section 22(e) of the Act and Rule 22e-2 under the Act, except as provided by the Order pursuant to the request for relief from Section 22(e) with respect to certain Global Funds.

4.	Pricing of Shares

The price of Shares will be based on a current bid/offer in the secondary market.  The price of Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, although Applicants believe that the market value of Shares primarily will rise or fall based on changes in the current value of the Portfolio Instruments held by the Fund. Shares, available for purchase or sale on an intraday basis, do not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Therefore, prices on an Exchange may be below, at or above the most recently calculated NAV of such Shares. No secondary sales will be made to brokers at a concession by the Distributor or by a Fund. Transactions involving purchases or sales of Shares on an Exchange will be subject to customary brokerage fees and charges.  Applicants believe that the existence of a continuous secondary market for Shares, together with the publication of the current market value of the sum of the Deposit Instruments and the estimated Cash Amount, will be key features of the Fund particularly attractive to certain types of investors.

C.	Dividends, Other Distributions and Taxes

Dividends and other distributions for all Funds will be declared and paid in the same manner as by other open-end investment companies and in all cases in compliance with the Code and the Act, such as, with respect to dividends from net investment income at least annually by each Fund. Dividends and other distributions on Shares will be distributed on a pro rata basis to Beneficial Owners on the record date.  Dividend payments will be made through DTC and the DTC Participants to beneficial owners of record with amounts received from each Fund.

Each Fund intends to elect to be and to qualify for treatment as a RIC for U.S. federal income tax purposes. Each Fund also intends to make additional distributions to the extent necessary (i) to distribute the annual investment company taxable income of the Fund, plus any net capital gains, and (ii) to avoid imposition of the excise tax imposed by Section 4982 of the Code. The Board further reserves the right to declare special dividends if, in its reasonable discretion, such action is necessary or advisable to preserve the status of each Fund as a RIC or to avoid imposition of income or excise taxes on undistributed income.

D.	Shareholder Transaction Expenses

Neither sales charges (or loads) for purchases of Shares are currently expected to be imposed by the Adviser nor are Rule 12b-1 distribution fees currently expected to be imposed by any Fund, though Applicants reserve the right to impose such fees in the future.28  As discussed above, however, each Fund may impose a Transaction Fee in connection with the purchase and redemption of Creation Units.  Further, investors purchasing or selling Shares or Deposit or Redemption Instruments in the secondary market may incur customary brokerage commissions, fees and expenses.

E.	Dividend Reinvestment Service

No Fund will make the DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds, but certain Brokers may make a dividend reinvestment service available to their clients.  Brokerage commissions and other costs, if any, incurred in purchasing Shares with the cash from the distributions generally will be an expense borne by the individual Beneficial Owners participating in reinvestment through such service.

F.	Availability of Information

A great deal of information will be available to prospective investors about Shares and the Funds.

1.	Equity Funds

Each Fund will make available on a daily basis, through NSCC or the Distributor, the names and required number of each of the Deposit Instruments, as well as the Cash Amount, or the All-Cash Payment, as applicable. In addition, the following information will be disseminated: (i) by the Listing Exchange continuously throughout the regular trading hours on the Listing Exchange (anticipated to be 9:30 a.m. to 4:00 p.m. ET), the market value of Shares over the Consolidated Tape, and (ii) every 15 seconds throughout such regular trading hours, the sum of the estimated Cash Amount and the current value of the Deposit Instruments on a per Share

28 See Index IQ Application at page 10.

basis.29 Comparing these two figures will allow investors to determine whether, and to what extent, Shares are selling at a premium or discount to NAV.30

Applicants note, with respect to Global Funds, that the international markets where their Deposit Instruments trade may be closed during all, or part, of a Global Fund’s trading day.  Under such circumstances, the value of their Deposit Instruments will not be able to be updated based on current trading therein.  The value will, however, continue to be updated throughout the Global Funds’ trading day based on currency exchange rates.  The end-of-day value of any Global Fund is expected to be adjusted to reflect currency exchange rates at the end of each Business Day.

The NAV for each Fund will be calculated and disseminated daily. Each Fund’s website, accessible to all investors at no charge, will publish the current version of the Prospectus and SAI, as well as additional quantitative information that is updated on a daily basis, including, on a per Share basis, for the Fund, daily trading volume, the prior Business Day’s NAV, and the market closing price or Bid/Ask Price and a calculation of the premium or discount of either the market closing price to the NAV or the Bid/Ask Price to the NAV. 31  On each Business Day, before commencement of trading in Shares on the Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Instruments and other assets held by the Fund32 that will form the basis for the Fund’s calculation of NAV at the end of the Business Day. 33  Also, Applicants expect that the Listing Exchange on a daily basis will disseminate prior to the opening of the Listing Exchange information with respect to each Fund’s recent NAV, net accumulated dividend, final dividend amount to be paid, Shares outstanding, and Creation Deposit and/or the All-Cash Payment, as applicable.  Further, the closing prices of the Funds’ Deposit Instruments will be readily available from each security’s respective listing market, automated quotation systems, and/or other public sources, including on-line information services such as Bloomberg or Reuters.

29 Neither the Trust nor any Fund will be involved in, or responsible for, the calculation or dissemination of any such amount and will make no warranty as to its accuracy. Applicants understand that Nasdaq listed securities are subject to the Nasdaq Unlisted Trading Privileges Plan “UTP Plan”), which provides for dissemination of quotation and trade information for Nasdaq securities, whereas securities from other Exchanges (e.g., NYSE) are subject to the Consolidated Tape Association Plan (“CTA Plan”).  The UTP Plan and the CTA Plan were each approved by the Commission pursuant to the provisions of Section 11A of the Exchange Act.

30 Applicants understand that Nasdaq disseminates market-traded fund valuation information via its Nasdaq Index Dissemination Service data feed. This information is currently disseminated to the public through many of the major market data vendors, including Thomson Financial, Reuters, Bloomberg and Standard & Poor’s Comstock.

31 A Fund’s “Bid/Ask Price” is based on the midpoint of the highest bid and lowest offer on the Listing Exchange at the time that the Fund’s NAV is calculated.

32 Feeder Funds will disclose the portfolio of their Master Fund.

33 Under accounting procedures followed by the Funds, trades made on the prior Business Day (“T”) will be booked and reflected in NAV on the current Business Day (“T+1”). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

2.	Fixed Income Funds

Except as noted herein, Applicants expect that information regarding the Fixed Income Funds and will be made available exactly as described above.

a.	Calculation of Intra-day NAV

An estimated intra-day NAV will be calculated by an independent third party, such as the Listing Exchange or Interactive Data Pricing and Reference Data, Inc., every 15 seconds during the Listing Exchange’s regular trading hours and disseminated every 15 seconds on the Consolidated Tape associated with the Listing Exchange. The estimated NAV will be updated throughout the day to reflect changing security prices using multiple prices from independent third-party pricing sources.

Because all bonds typically trade through “over-the-counter” or “OTC” transactions, information about the intra-day prices of such bonds comes from a variety of sources. The estimated NAV of Fixed Income Funds will be calculated by using a combination of: (i) executed bond transactions as reported on the Trade Reporting and Compliance Engine (“TRACE”) of the Financial Industry Regulatory Authority (“FINRA”); (ii) intra-day prices obtained directly from broker-dealers, and/or (iii) intra-day prices obtained from pricing and other subscription services, such as Bloomberg. For these purposes, “intra-day prices” may include executed transaction prices, executable quotations or indicative prices, all of which are available to Authorized Participants and other investors.  “Executed transaction prices,” as the term suggests, are the prices at which completed bond transactions actually occurred, such as those executed transactions reported on TRACE or other transaction reporting systems. “Executable quotations” are price quotations provided by broker-dealers that indicate the price at which such broker-dealer would buy or sell a specified amount of securities. “Indicative quotations” are price quotations provided by broker-dealers that, while not necessarily executable, provide an indication of the price at which such broker-dealer would buy or sell a specified amount of securities.

b.	Availability of Intra-day Pricing and Other Information

As previously noted, one source of intra-day U.S. bond prices is the TRACE system. The TRACE system reports executed prices on corporate bonds as well as agency and certain other government securities. The development of the TRACE system provides evidence that transparency in the U.S. bond market is increasing. TRACE reported prices are available without charge on the FINRA’s website on a “real time” basis (subject to a fifteen minute delay as of July 1, 2005) and also are available by subscription from various information providers (e.g., Bloomberg).

Authorized Participants and other market participants, particularly those that regularly deal or trade in bonds have access to intra-day bond prices from a variety of sources other than TRACE. One obvious source of information for Authorized Participants is their own trading desks. Applicants understand that many Authorized Participants already make markets in certain bonds and that, therefore, they have access to intra-day bond prices through their own trading desks and will be able to assess the intra-day value of each Fixed Income Fund’s Portfolio

Instruments and the reasonableness of a Fund’s estimated NAV using this information. Market participants, particularly large institutional investors, regularly receive executable and indicative quotations on bonds from broker-dealers. Authorized Participants and other market participants also can obtain bond prices by subscription from third parties through on-line client-based services.34

Another source of information about intra-day bond prices is the market for OTC derivatives, and in particular the market for credit default swaps (“CDS”).  Because swap traders must continually assess the value of the bonds on which CDS are based, the CDS market provides another source of intra-day price information for the bond market.  In addition, the CDS market increases the liquidity and accessibility of the market for bonds by providing an additional method for obtaining or hedging bond exposure.

End-of-day prices of each Fixed Income Fund’s Portfolio Instruments are similarly readily available.  Such prices may be published or available from public sources, such as TRACE.  Or, they may be obtained from on-line client-based information services provided by major broker-dealers, such as IDC, Bridge and Bloomberg, and/or from other pricing services commonly used by bond funds and other institutional investors.

Investors interested in a particular Fund can obtain the Fund’s Prospectus, SAI, Form N-SAR, N-Q and N-PX, as well as the annual and semi-annual reports sent to shareholders as filed under Form N-CSR. In addition, because Shares will be listed and traded on an Exchange, prospective investors will have access to information about the product over and above what is normally available about an open-end fund security. Information regarding market price and volumes will be continually available on a real time basis throughout the day via the Consolidated Quote System and Consolidated Tape Association, the Exchange’s website and other electronic services, such as Bloomberg and Reuters. With respect to each Fund, the previous Business Day’s price and volume information may be published daily in the financial section of newspapers and will be available on the Funds’ website. In addition, Applicants expect that the product will be followed closely by both stock market and registered fund commentators, who will offer their analysis of why investors should purchase, avoid, hold or sell Shares. In short, Exchange listing of Shares should ensure not only that there is a large amount of raw data available, but also that such data is packaged, analyzed and widely disseminated to the investing public.

Because information about the intra-day prices of each Fixed Income Fund’s Portfolio Instruments will generally be readily available, Applicants expect that Authorized Participants and other market participants will have sufficient information to assess the intraday value of each Fixed Income Fund.  Because each Fixed Income Fund’s estimated NAV will also be available,

34 “[M]ost professional market participants, dealers, investors and issuers have access to reliable bond price data through commercial vendors.” Statement of William H. James of the Bond Market Association before the House Committee on Commerce Subcommittee on Finance and Hazardous Materials, September 29, 1998, reported in The Bond Market Association—Legislative Issues (discussing the increasing availability of pricing information in all sectors of the bond market).

it will be possible for Authorized Participants and other investors to take advantage of arbitrage opportunities.

G.	Disclosure Documents

Section 5(b)(2) of the Securities Act makes it unlawful to carry or cause to be carried through interstate commerce any security for the purpose of sale or delivery after sale unless accompanied or preceded by a statutory prospectus. Although Section 4(3) of the Securities Act excepts certain transactions by dealers from the provisions of Section 5 of the Securities Act, Section 24(d) of the Act disallows such exemption for transactions in redeemable securities issued by a UIT or an open-end management company if any other security of the same class is currently being offered or sold by the issuer, or by or through an underwriter, in a public distribution.  Because Creation Units will be redeemable, will be issued by an open-end management company and will be continually in distribution, the provisions cited above require the delivery of a statutory prospectus prior to, or at, the time of the confirmation of each secondary market sale involving a dealer.

The Distributor will coordinate the production and distribution of Prospectuses to Brokers. It will be the responsibility of the Brokers selling Shares in the secondary market to provide a Prospectus to every secondary market purchaser of Shares. The Funds will provide semi-annual and annual reports to DTC Participants for distribution to Beneficial Owners.

H.	Sales and Marketing Materials

Although the Corporation will be classified and registered under the Act as an open-end management investment company, no Fund will be marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund. Instead, each Fund will be marketed as an “actively managed exchange-traded fund.” To that end, the designation of the Funds in all marketing materials will be limited to the terms “exchange-traded fund,” “investment company,” “fund” and “trust” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast the Funds with traditional open-end management investment companies (which may be referred to as “mutual funds”).35 All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, that describe Shares being listed and traded on an Exchange or that refer to redeemability, will prominently disclose that Shares are not individually redeemable and that the owners of Shares may acquire those Shares from a Fund and tender such Shares for redemption to a Fund only in Creation Units. This type of disclosure will be provided in the shareholder reports and investor educational materials issued or circulated in connection with Shares.

35 The Master Fund of any Feeder Fund will operate as a mutual fund but will not be publicly offered or marketed.  The Feeder Funds would operate and be marketed as ETFs.  The Applicants do not believe the master-feeder structure contemplated in this Application would be confusing to investors because any additional feeder series of a Master Fund that is a traditional mutual fund or other pooled vehicle will be marketed separately and will have a prospectus that is separate and distinct from the Feeder Fund’s prospectus.  Applicants believe that this effort and the steps outlined above will ensure that every interested investor can understand the differences between the Feeder Funds and any Other Feeder.

IV.	FEEDER RELIEF

A.	In-Kind Transactions in a Master-Feeder Structure

As discussed above, the Applicants currently anticipate that certain Funds may operate in a master-feeder structure, substantially identical to the structures permitted under Section 12(d)(1)(E).  Each Feeder Fund will invest in a Master Fund with a portfolio of securities that is in compliance with the Order rather than directly holding securities.  Each Master Fund would operate as a traditional mutual fund, issuing and redeeming shares in accordance with the requirements of Section 22 of the Act and the rules promulgated thereunder.  However, Applicants request that the exemption from Section 22(e) requested herein apply to both Feeder Funds that operate as Global Funds and their respective Master Funds.  Applicants have designed this master-feeder structure because it is anticipated that, in addition to the Feeder Funds, other feeder series will be created in the future and hold shares of each respective Master Fund.  Such other feeder series could be traditional mutual funds, the shares of which would be individually redeemable, other exchange traded funds, or other pooled investment vehicles that are advised by the Adviser, and the interests in the Master Fund portfolio will carry the same rights as, and be sold to and redeemed by, each of the Master Fund’s shareholders on the same terms.36  From the investor’s perspective, the Funds’ creation and redemption process will be unaffected by the master-feeder structure.  For creations, an investor will deliver the Creation Basket and any Cash Amount or All-Cash Payment to the Feeder Fund, and the Feeder Fund will, in turn, deliver the same to the Master Fund in exchange for interests in the Master Fund.  Redemptions will work the same way, but in reverse.  Applicants seek the Feeder Relief to permit these in-kind transactions between the Feeder Funds and their Master Funds.  Relief is not requested for other feeder funds of the Master Fund.  Other feeder funds, such as traditional mutual funds, of the Master Fund will not be able to rely on the Feeder Relief to engage in these in-kind transactions.  At no point will securities delivered in kind to a Feeder Fund settle to the account of the Feeder Fund; nor will a Fund invest in securities other than those of its Master Fund.

B.	No Senior Securities

The relief requested in this Application will not result in any shareholders of any Master Fund having different rights relative to other shareholders of the same Master Fund.  In this regard, Applicants note that, unlike each Fund (including Feeder Funds), Master Funds will not require purchases and sales of their shares to be for large aggregations of shares or to be in kind.  The Master Funds, however, may permit transactions for their shares to be in kind.  Similarly, the Master Funds may permit transactions of large aggregations of their shares.  Because the Master Funds will not require transactions to be in kind and/or for large aggregations of shares, however, Applicants do not believe that the proposed structure gives rise to a senior security or otherwise raises concerns under Section 18 of the Act.

36 The Master Fund portfolio may offer shares of various classes in accordance with the terms of Rule 18f-3.  Similarly, a feeder series may offer shares of various classes.  In each such case, the shareholders of each class would have the same rights with respect to their investment in the relevant portfolio.

V.	APPLICANTS’ PROPOSAL WITH RESPECT TO 12(D)(1) RELIEF

A.	The Acquiring Funds

As discussed above, the Acquiring Funds will be registered management investment companies and registered unit investment trusts that will enter into a participation agreement with any Fund (“Acquiring Fund Agreement”) in which it seeks to invest in reliance on the Order. The Acquiring Funds will not be part of the same group of investment companies as the Funds. Each Acquiring Trust will have a sponsor (“Sponsor”) and each Acquiring Management Company will have an investment adviser within the meaning of Section 2(a)(20)(A) of the Act (“Acquiring Fund Adviser”) that does not control, is not controlled by or under common control with the Adviser. Each Acquiring Management Company may also have one or more investment advisers within the meaning of Section 2(a)(20)(B) of the Act (each, an “Acquiring Fund Subadviser”).  Each Acquiring Fund Adviser and any Acquiring Fund Subadviser will be registered as an investment adviser under the Advisers Act.

B.	Proposed Transactions

Applicants propose that the Acquiring Funds be permitted to invest in the Funds (other than FOFs) beyond the limitations in Sections 12(d)(1)(A) and (B) of the Act. Applicants also propose that the Acquiring Funds be permitted to effect certain transactions in Shares that would otherwise be prohibited by Section 17(a) of the Act.

C.	Fees and Expenses

Applicants anticipate that most, if not all, transactions effected by Acquiring Funds pursuant to the requested order would be secondary market transactions. Investors, including Acquiring Funds, who buy and sell Shares through a Broker in secondary market transactions may be charged customary brokerage commissions and charges.

For transactions in Creation Units, Transaction Fees may be charged to offset transfer and other costs associated with the issuance and redemption of Creation Units. Investors, including Acquiring Funds, that transact in Creation Units may be charged Transaction Fees.

In addition, Acquiring Funds (and, therefore, their shareholders) would indirectly pay their proportionate share of a Fund’s advisory fees and other operating expenses. However, shares of the Funds are expected to be sold without sales loads and, as discussed below, certain conditions will limit the fees and expenses charged by Acquiring Funds.

D.	Conditions and Disclosures relating to 12(d)(1) Relief

Applicants must be able to ensure that the Acquiring Funds comply with the terms and conditions of the requested relief because the Acquiring Funds will not be part of the same group of investment companies as the Funds and will not have the Adviser as the Acquiring Fund Adviser or Sponsor. To address these concerns, any Acquiring Fund that intends to invest in a Fund in reliance on the requested order will be required to enter into an Acquiring Fund Agreement with the Fund. This agreement will require the Acquiring Fund to adhere to the terms and conditions of the requested order granting 12(d)(1) Relief and participate in the proposed transaction in a manner that addresses concerns regarding the requested relief. It will also include an acknowledgment from the Acquiring Fund that it may rely on the order requested herein only to invest in the Non-FOFs and not in any other investment company.

VI.	REQUEST FOR ETF RELIEF

A.	In Support of ETF Relief

The ETF Relief is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

Applicants believe that Shares of each Fund afford significant benefits in the public interest.  Shares should provide increased investment opportunities and, therefore, encourage diversified investment. Shares provide a relatively low-cost market-basket security for small and middle-sized accounts of individuals and institutions at intra-day prices reflecting minute-by-minute market conditions rather than only closing prices.  They provide a security that should be freely available in response to market demand, competition for comparable products available in the U.S. and abroad and enhanced liquidity in the market.  In addition, they facilitate the implementation of diversified investment management techniques and potentially provide a more tax efficient investment vehicle than most traditional mutual funds and closed-end funds.  As such, Applicants believe the ETF Relief is warranted under Section 6(c).

With respect to the ETF Relief from Sections 17(a)(1) and 17(a)(2), it is also requested pursuant to Section 17(b), which provides that the Commission may approve the sale of securities to a registered investment company and the purchase of securities from a registered investment company, in both cases by an affiliated person of such company, if the Commission finds that:

the terms of the proposed transaction . . . are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned . . . and the proposed transaction is consistent with the general purposes of [the Act].

The sale and redemption of Creation Units of each Fund are on the same terms for all investors, whether or not such investor is an affiliate.  In each case, Creation Units are sold and redeemed by the Fund at their NAV.  Except as described in Section III.B.2.a above, the Creation Deposit for creations and redemptions of a Fund will be the same regardless of the identity of the purchaser or redeemer and will be valued in the same manner in all cases.  Such transactions do not involve “overreaching” by an affiliated person.  Accordingly, Applicants believe the proposed transactions described herein meet the Section 17(b) standards for relief:

the terms of such proposed transactions, including the consideration to be paid or received for the Creation Units, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the Corporation’s policies and that of each Fund as described herein; and they are consistent with the general purposes of the Act.

Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act.  The exemptions and Order requested are also substantially similar to those granted in Prior Orders.

The Commission has granted exemptive relief to Prior ETFs in part because their structures enable arbitrage and minimize the premium/discount of market price to NAV, and do not favor creators and redeemers of Shares over retail investors who buy and sell in the secondary market.  Applicants have every reason to believe that the design and structure of the Funds, especially the transparency of the Portfolio Instruments, Deposit Instruments and Redemption Instruments, will result in an arbitrage mechanism as robust as that which now exists for current ETFs. Accordingly, Applicants expect the spreads (between offer and bid prices) for Shares to be similar to the spreads for shares of existing ETFs and the secondary market prices of Shares to closely track their respective Funds’ NAVs or otherwise correspond to the fair value of their respective Funds’ portfolios.  In light of this same arbitrage mechanism inherent in each Fund’s structure, Applicants submit that the same relief is warranted for the Funds.

Further, Applicants believe that the Funds will offer a variety of benefits that will appeal to individual and institutional investors alike. Applicants assert that these will be identical or substantially similar to the benefits offered by current ETFs, such as flexibility, tradability, availability, certainty of purchase price and tax efficiencies. Reductions in the cost of trading, clearing, custody processes, shareholder reporting and accounting experienced by current ETFs should be similarly experienced by the Funds. Further, investors will have access to extensive information regarding Portfolio Instruments, Deposit Instruments and Redemption Instruments. Such information is likely to be used by fund analysts, fund evaluation services, financial planners, advisers and broker-dealers, to among other things, enhance investors’ knowledge about the Funds.

B.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

Section 5(a)(1) of the Act defines an “open-end company” as a “management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.”  The term “redeemable security” is defined in Section 2(a)(32) of the Act as:

any security, other than short-term paper, under the terms of which the holder is, upon its presentation to the issuer or to a person designated by the issuer... is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

Applicants believe that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security and, consequently, the Funds could be viewed as satisfying the definitional requirement of an open-end company offering for sale a redeemable security of which it is the issuer because Shares are securities “under the terms of which” an owner may receive his proportionate share of the Funds’ current net assets.  The unusual aspect of Shares is that their terms provide for a right of redemption only when aggregated so as to constitute a redeemable Creation Unit.37  Thus, because the redeemable Creation Unit can be unbundled into individual Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” and “open-end company” would be met.  In light of this possible analysis, Applicants request an order to permit the Corporation to register as an open-end management investment company and the Funds to issue Shares that are redeemable in Creation Units only.

Investors may purchase Shares in Creation Units from each Fund. Creation Units are always redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing on the Listing Exchange will afford all holders of Shares the ability to buy and sell Shares throughout the day in the secondary market. Because the market price of Creation Units will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary substantially from their NAV. Applicants believe that the Funds will not present any new issues with respect to the exemptions that allow for current index-based and actively managed ETFs to redeem their shares only in Creation Units.

While Applicants recognize the Commission is concerned about the potential for more significant deviations with actively managed ETFs, such deviations are not expected to materialize here because each Fund’s portfolio will be fully transparent. As noted above, each Fund intends to disclose on its website on each Business Day, before commencement of trading of Shares on the Listing Exchange, the identities and quantities of the Portfolio Instruments held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day, making the risk of significant deviations between NAV and market price of Shares similar to that which exists in the case of the Prior ETFs. Moreover, listing and trading on an Exchange will afford all holders of Shares the benefit of intra-day liquidity.

Applicants believe that the proposal to permit Shares to be sold and redeemed is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  Applicants accordingly request that the Order be granted in respect of Sections 2(a)(32) and 5(a)(1).

C.	Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the Act provides that:

no registered investment company shall sell any redeemable

37 The Master Funds do not require relief from Sections 2(a)(32) and 5(a)(1) because they will operate as traditional mutual funds and transact in individually redeemable securities.

security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus, and, if such class of security is being currently offered to the public by or through an underwriter, no principal underwriter of such security and no dealer shall sell any such security to any person except a dealer, a principal underwriter, or the issuer, except at current public offering price described in the prospectus.

Rule 22c-1 under the Act provides that:

no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Shares of each Fund will be listed on an Exchange and one or more Exchange Specialists will maintain a market for such Shares.  The Shares will trade on, and are likely to trade away from,38 such Exchange at all times, in each instance at negotiated prices (based generally on current bid/offer prices, which reflect other relevant factors, such as the most recent trading price, supply and demand, and price improvement).  The purchase and sale of Shares of a Fund will not, therefore, be on the basis of NAV next calculated after receipt of any order and accomplished at an offering price described in the Prospectus, as required by Section 22(d).39  Nor will sales by a holder of Shares on an Exchange be made at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1.  Based on the facts hereinafter set forth, Applicants respectfully request that the Commission enter an Order under Section 6(c) exempting Applicants from the provisions of Section 22(d) and Rule 22c-1 to the extent necessary to permit the trading of Shares of each Fund on, and away from, an Exchange at prices based on a bid/offer market, rather than the NAV.

Applicants believe that the concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing Shares.  While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly system of

38 Consistent with Rule 19c-3 under the Exchange Act, members of the Listing Exchange are not required to effect transactions in Shares through the facilities of such Exchange.

39 The Master Funds do not require relief from Section 22(d) or Rule 22c-1 because they will operate as traditional mutual funds and their shares will only be sold at the “current public offering price described in the prospectus.”  Unlike Shares, Master Fund shares will not trade in the secondary market at negotiated prices.

distribution by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.40

The first two purposes — preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers — do not seem to be relevant to secondary trading by dealers in Shares.  Secondary market transactions in Shares would not cause dilution for owners of such Shares because such transactions do not directly involve Fund assets. Similarly, secondary market trading in Shares should not create unjust discrimination or preferential treatment among buyers because, to the extent different prices exist during a given trading day or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, not as a result of unjust or discriminatory manipulation. With respect to the third possible purpose of Section 22(d) – ensuring an orderly distribution system – Applicants note that anyone may sell (purchase) Shares of a Fund either by selling (purchasing) them on the Exchange or by redeeming (creating) a Creation Unit.  Therefore no dealer should have an advantage over any other dealer in the sale of Shares. Indeed, the presence of the Exchange Specialist(s) may enhance liquidity due to, for example, an obligation to promote a fair and orderly market and effect trades to alleviate temporary disparities in supply and demand for Shares.

In addition, as described above, Applicants believe that the full transparency of the Funds should allow arbitrage activity and ensure that differences between NAV and market prices remain low. Thus, secondary market transactions in Shares should generally occur at prices roughly equivalent to their NAV. If the prices for Shares should fall below the proportionate NAV of the Fund, an investor need only accumulate enough individual Shares to constitute a Creation Unit in order to redeem such Shares at NAV. Competitive forces in the marketplace, aided by the fully transparent nature of the Fund’s portfolio, should thus enable arbitrage activity and ensure that any difference between the Fund’s NAV and the Shares’ market prices is low.  Applicants understand that, to date, Prior ETFs have consistently traded on Exchanges at, or very close to, their NAVs.  Furthermore, Applicants believe that the ability to execute a transaction in Shares at an intraday trading price will be a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds. This feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and buying, selling and pricing Shares, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  Accordingly, Applicants hereby request the Order be granted in respect of Section 22(d) and Rule 22c- 1.

40 See Protecting Investors: A Half Century of Investment Company Regulation at 299-303; Investment Company Act Release No. 13183 (Apr. 22, 1983).

D.	Exemption from the Provisions of Section 22(e)

Section 22(e) provides in relevant part that:

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption…

Applicants observe that the settlement of redemptions of Creation Units of the Global Funds (and in the case of a Feeder Fund, the Master Fund) will be contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which they invest to the extent that Applicants seek to incorporate, as they intend to do, the in-kind creation and redemption mechanism for Creation Units into the processing and settlement cycles for securities deliveries in the principal market(s) for the Portfolio Instruments.  Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Portfolio Instruments to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to fourteen (14) calendar days, rather than the seven (7) calendar days required by Section 22(e).  Applicants, therefore, request relief from Section 22(e) in order to provide payment or satisfaction of redemptions within the maximum number of calendar days required for such payment or satisfaction in the principal local markets where transactions in the Portfolio Instruments of each Global Fund (and in the case of a Feeder Fund, the Master Fund) customarily clear and settle, but in all cases no later than fourteen (14) days following the tender of a Creation Unit. 41

A redemption delivery may be delayed due to the proclamation of new or special holidays,42 the treatment by market participants of certain days as “informal holidays”43 (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours), and/or the elimination of existing holidays or changes in local securities delivery

41 Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations that Applicants may otherwise have under Rule 15c6-1 under the Exchange Act.  Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date.

42 Applicants have been advised that previously unscheduled holidays are sometimes added to a country’s calendar, and existing holidays are sometimes moved, with little advance notice. Any such future changes could impact the analysis of the number of days necessary to satisfy a redemption request.  For example, the following examples of short-notice holiday announcements: (i) on December 17, 1997, South Korea announced a special public holiday due to the presidential elections on December 18, 1997; (ii) on December 30, 1997, Thailand announced that the New Year’s Eve holiday on December 3 1, 1997 would be rescheduled to January 2, 1998; and (iii) on January 22, 1998, Indonesia announced that the religious holiday on January 29 and January 30, 1998, marking the start of Lebaran, would include January 28, 1998.

43 A typical “informal holiday” includes a trading day in the relevant market that is immediately prior to a regularly scheduled holiday; early closures of the relevant market or of the offices of key market participants may occur with little advance notice. Any shortening of regular trading hours on such a day could impact the analysis of the number of days necessary to satisfy a redemption request.

practices.44 The SAI will identify those instances in a given year where, due to local holidays, more than seven days will be needed to deliver redemption proceeds and will list such holidays and the maximum number of days, but in no case more than 14 calendar days.  If the requested relief is granted, Applicants intend to disclose in the SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days following the date on which a request for redemption in proper form is made.

Applicants submit that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants contend that allowing redemption payments for Creation Units of a Global Fund (and in the case of a Feeder Fund, the Master Fund) to be made within the number of days indicated above would be consistent with the spirit and intent of Section 22(e) and afford adequate investor protection.

Currently, Applicants believe that no significant additional system or operational procedures (beyond those already in place in relevant jurisdictions) will be needed to sell or redeem Creation Units in-kind.  Further, Applicants believe that the in-kind approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to institutional participants, and promote the liquidity of Shares in the secondary market, which benefit all holders of Shares.

As noted above, however, Applicants may utilize cash redemptions in respect of certain Global Funds.  Applicants are not seeking relief from Section 22(e) with respect to Global Funds (or in the case of Feeder Funds, Master Funds) that do not effect creations or redemptions in-kind. In this regard, Global Funds that are Feeder Funds will operate in the same manner as other feeder funds of a Master Fund.  In the case of a cash redemption from a Global Fund that is a Feeder Fund, the Feeder Fund would make a corresponding redemption from the Master Fund.  The Master Fund will raise cash to satisfy the redemption in the same manner, regardless of whether the redeeming fund is a Feeder Fund or a mutual fund feeder fund.  Specifically, Applicants expect that the Master Fund would use any available cash balance or sell securities to raise cash for the redemption, all as consistent with its investment objective and strategies.

With respect to Feeder Funds, only in-kind redemptions may proceed on a delayed basis pursuant to the relief requested from Section 22(e).  In the event of such an in-kind redemption, a Global Fund that is a Feeder Fund will make a corresponding redemption from the Master Fund.  Applicants do not believe the master-feeder structure would have any impact on the securities delivery cycle.

Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, Applicants believe that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in

44 Applicants observe that the trend internationally in local securities delivery practices has been a reduction in each market’s standard settlement cycles (e.g., the U.S. markets’ change to T+3 in 1995). It remains possible, if unlikely, that a particular market’s settlement cycles for securities transfers could be lengthened in the future.

the redemption process.  Given the facts recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.  Applicants note that substantially identical exemptive relief from Section 22(e) was granted by the Commission in the Prior Orders.  Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e) with respect to the affected Global Funds (and in the case of Feeder Funds, their Master Funds).

E.	Exemption from the Provisions of Section 17(a)

Section 17(a)(1) of the Act, among other things, makes it unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal, knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust… by the depositor thereof.

Section 17(a)(2) makes it unlawful

for any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal-- knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).

An “affiliated person” of a person, pursuant to Section 2(a)(3)(A) of the Act, includes “any person directly or indirectly owning, controlling, or holding with the power to vote, 5 per centum or more of the outstanding voting securities of such other person” and pursuant to Section 2(a)(3)(C) of the Act “any person, directly or indirectly, controlling, controlled by or under common control with, such other person.”  Section 2(a)(9) of the Act defines “control” as

…the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.  Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company.  Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company.

The Funds may be deemed to be controlled by the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser (an “Affiliated Fund”).  With respect to one or more Funds and the Corporation, a large institutional investor could own more than 5% of a Fund, or in excess of 25% of a Fund, making that investor a first-tier affiliate of the Fund under Section 2(a)(3)(A) or (C) of the Act.  In addition, there exists a possibility that, with respect to Affiliated Funds, a large institutional investor could own 5% or more, or in excess of 25%, of such other Affiliated Fund, making that investor a second-tier affiliate of a Fund.  For so long as such an investor was deemed to be an affiliate, Section 17(a)(1) could be read to prohibit such person from depositing the Creation Deposit with a Fund in return for a Creation Unit (an in-kind purchase).  Likewise, Section 17(a)(2) could be read to prohibit the investor from entering into an in-kind redemption with a Fund.

Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the Act.45  Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) pursuant to Sections 6(c) and 17(b) to permit persons that are first-tier affiliates or second-tier affiliates of the Funds solely by virtue of (1) holding 5% or more, or in excess of 25%, of the outstanding Shares of one or more Funds; (2) having an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25% of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions in-kind.

Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units.  Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number.  There will be no discrimination among purchasers or redeemers.  Except as described in Section III.B.2.a above, Deposit Instruments and Redemption Instruments will be the same regardless of the identity of the purchaser or redeemer and will be valued in the same manner as those Portfolio Instruments currently held by the Fund, and the valuation of the Deposit Instruments and Redemption Instruments will be made in the same manner regardless of the identity of the purchaser or redeemer.  Any consideration paid by the types of affiliated persons listed above for the purchase or redemption of Shares directly from a Fund will be based on the NAV of such Fund, as calculated in accordance with the policies and procedures set forth in the Registration Statement.

Applicants note that the ability to take deposits and make redemptions in-kind may aid in achieving the Fund’s objectives.  Applicants do not believe that in-kind purchases and

45 Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and because there may be a number of transactions by persons who may be deemed to be affiliated persons (“first-tier affiliates”) or affiliated persons of first-tier affiliates (“second-tier affiliates”), Applicants are also requesting an exemption under Section 6(c) of the Act.  See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Funds’ objectives and with the general purposes of the Act.  Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to a Fund and any affiliated persons because they will be valued pursuant to verifiable objective standards.  The method of valuing Portfolio Instruments held by a Fund is the same as that used for calculating the value of in-kind purchases or redemptions and, therefore, creates no opportunity for affiliated persons to effect a transaction detrimental to other holders of Shares of the Fund.  Similarly, Applicants submit that, by using the same standards for valuing securities held by a Fund as are used for calculating the value of in-kind redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such transactions.

For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each registered investment company concerned, and the proposed transactions are consistent with the general purposes of the Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  Thus, Applicants request the Order under Section 6(c) and 17(b) in respect of Sections 17(a)(1) and 17(a)(2).

VII.	REQUEST FOR 12(d)(1) RELIEF AND FEEDER RELIEF

A.	Exemption from the Provisions of Sections 12(d)(1)(A) and (B) and 17(a)

1.	General

Applicants respectfully request, pursuant to Section 12(d)(1)(J) of the Act, an exemption from Section 12(d)(1)(A) to permit Acquiring Funds to acquire Shares of the Non-FOFs beyond the limits of Section 12(d)(1)(A). Pursuant to Section 12(d)(1)(J), Applicants also request an exemption from Section 12(d)(1)(B) to permit the Non-FOFs, their principal underwriters and Brokers to sell Shares of the Non-FOFs to Acquiring Funds beyond the limits of Section 12(d)(1)(B). In addition, pursuant to Sections 6(c) and 17(b), Applicants request an exemption from Section 17(a) of the Act to permit a Non-FOF to sell its Shares to, and redeem its Shares from, an Acquiring Fund of which the Non-FOF is a first-tier or second-tier affiliate, as described below, in connection with in-kind transactions.

Applicants are also seeking relief from Sections 12(d)(1)(A) and (B) to the extent necessary to permit the Feeder Funds to conduct in-kind creation and redemption transactions with their Master Funds.  The structure proposed will be substantially identical to that provided for in Section 12(d)(1)(E) of the Act.  Section 12(d)(1)(E) provides an exemption to permit an investment company to hold the shares of another investment company (in this case, the shares of the applicable master portfolio) in excess of the limits set forth in Sections 12(d)(1)(A) and (B) if, among other things, the shares of the investment company held are the only investment security in the investing fund’s portfolio.

Applicants believe that the only investment securities each Feeder Fund will hold will be shares of its corresponding Master Fund and that the proposed master-feeder structure will comply with Section 12(d)(1)(E).46  Each Feeder Fund may, however, receive securities other than shares of its Master Fund in connection with in-kind creations and redemptions of Shares.  Because, under such circumstances, the Feeder Fund will only be acting as a conduit for the delivery of securities either (in a creation) by an investor to the Master Fund or (in a redemption) by the Master Fund to an investor, Applicants do not believe that the securities will ever settle into the Feeder Fund’s account or otherwise be “held” by the Feeder Fund.  Thus, in Applicants’ view, each Feeder Fund will comply with Section 12(d)(1)(E).  Nevertheless, for the avoidance of doubt, Applicants seek relief from Section 12(d)(1)(A) and (B) to permit the master-feeder structure described, including the in-kind creations and redemptions that may be conducted by the Feeder Funds with their Master Funds.  Except potentially with respect to such in-kind transactions, the Feeder Funds will operate in compliance with the provisions of Section 12(d)(1)(E).

2.	The Acquiring Funds

As stated above, the Acquiring Funds are registered management investment companies and UITs.  The Adviser will not be the Acquiring Fund Adviser of an Acquiring Management Company or the Sponsor or trustee of an Acquiring Trust (“Trustee”).  No Acquiring Fund will be in the same group of investment companies as the Non-FOFs. Pursuant to the terms and conditions of this Application and the requested Order, if granted, each Acquiring Fund will enter into a written Acquiring Fund Agreement with the relevant Non-FOF(s), as discussed below.

3.	Proposed Conditions and Disclosure

In order to ensure that the Acquiring Funds understand and can comply with the terms and conditions of the requested Order, Applicants propose that any Acquiring Fund intending to invest in a Non-FOF in reliance on such Order be required to enter into a written Acquiring Fund Agreement with the Non-FOF (see Condition 14 below). The Acquiring Fund Agreement will ensure that the Acquiring Fund understands and agrees to comply with the terms and conditions of the requested Order. The Acquiring Fund Agreement also will include an acknowledgment from the Acquiring Fund that it may rely on the Order only to invest in a Non-FOF and not in any other investment company. Each Acquiring Fund will further be required to represent in the Acquiring Fund Agreement that the Acquiring Fund intends at all times to fulfill its responsibilities under the requested Order and to fully comply with the provisions of the Act and

46 See Signature Financial Group, Inc. (pub. avail. Dec. 28, 1999) (involving a request for relief from Section 17(a), but not Section 12(d)(1), for in-kind transactions between master funds and feeder funds).

the rules and regulations promulgated thereunder and with NASD Conduct Rule 283047 pertaining to funds of funds (see Condition 16 below).48

In addition, Applicants propose that the requested 12(d)(1) Relief be conditioned upon certain additional requirements. Any member of an Acquiring Fund’s Advisory Group (as defined below) individually or the Acquiring Fund’s Advisory Group in the aggregate will not control a Non-FOF within the meaning of Section 2(a)(9) (see Condition 7 below). Any member of an Acquiring Fund’s Subadvisory Group (as defined below) individually or the Acquiring Fund’s Subadvisory Group in the aggregate will not control a Non-FOF within the meaning of Section 2(a)(9) of the Act (see Condition 7 below). An Acquiring Fund or Acquiring Fund Affiliate will not cause any existing or potential investment in a Non-FOF to influence the terms of any services or transactions between the Acquiring Fund or an Acquiring Fund Affiliate49 and the Non-FOF or a Fund Affiliate50 (see Condition 8 below). Each Acquiring Management Company’s board, including a majority of the independent board members, will adopt procedures reasonably designed to assure that the Acquiring Fund Adviser and Acquiring Fund Subadviser(s) (as defined below) are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from the Non-FOF or a Fund Affiliate in connection with any services or transactions (see Condition 9 below). No Acquiring Fund or Acquiring Fund Affiliate (except as an investment adviser) will cause a Non-FOF to purchase a security from an Affiliated Underwriting51 (see Condition 11 below). Finally, no Non-FOF will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act (see Condition 17 below), except to the extent that the Non-FOF acquires such securities in compliance with Section 12(d)(1)(E) of the Act or the Feeder Relief in this Order or the Non-FOF (or in the case of a Feeder Fund, the Master Fund) (a) receives securities of another investment company as a

47 Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by FINRA.

48 Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Acquiring Fund, or an affiliated person of such person, for the purchase by the Acquiring Fund of Shares of the Non-FOF or (b) an affiliated person of a Non-FOF, or an affiliated person of such person, for the sale by the Non-FOF of its Shares to an Acquiring Fund, may be prohibited by Section 17(e)(1) of the Act. The Acquiring Fund Agreement will include this acknowledgment.

49 An “Acquiring Fund Affiliate” is defined as the Acquiring Fund Adviser, Acquiring Fund Subadviser(s), any Sponsor, promoter or principal underwriter of an Acquiring Fund and any person controlling, controlled by or under common control with any of these entities.

 50 A “Fund Affiliate” is defined as the investment adviser, promoter or principal underwriter of a Non-FOF (or in the case of a Feeder Fund, the Master Fund) and any person controlling, controlled by or under common control with any of these entities.

 51 An “Affiliated Underwriting” is an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate. An “Underwriting Affiliate” is defined as a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund Subadviser, Sponsor, or employee of the Acquiring Fund, or a person of which any such officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund Subadviser, Sponsor, or employee is an affiliated person, except any person whose relationship to the Non-FOF is covered by Section 10(f) of the Act is not an Underwriting Affiliate.

dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act), or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Non-FOF (or in the case of a Feeder Fund, the Master Fund) to (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.  A Non-FOF may choose to reject any direct purchase of Creation Units by an Acquiring Fund. A Non-FOF would also retain its right to reject any initial investment by an Acquiring Fund in excess of the limits in Section 12(d)(1)(A) by declining to execute an Acquiring Fund Agreement with the Acquiring Fund.

B.	Section 12(d)(1)

Section 12(d)(1)(A) prohibits a registered investment company from acquiring securities of another investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company.

Section 12(d)(1)(B) prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from knowingly selling an investment company’s shares to another registered investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.

1.	Exemption under Section 12(d)(1)(J)

The National Securities Markets Improvement Act of 1996 (“NSMIA”) added Section 12(d)(1)(J) to the Act.  Section 12(d)(1)(J) provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1), if the exemption is consistent with the public interest and the protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(1)(J), the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.52

Applicants submit that the proposed conditions to the 12(d)(1) Relief requested in this Application, including the requirement that Acquiring Funds enter into an Acquiring Fund Agreement, adequately address the concerns underlying the applicable limits in Section 12(d)(1), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants also submit that the proposed transactions are consistent with congressional

52 H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996).

intent that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive way” as the concept of investment companies investing in other investment companies has evolved over time.53

2.	Concerns Underlying Section 12(d)(1)(J)

Congress enacted what is now Section 12(d)(1) in 1940 to prevent one investment company from buying control of another investment company.54  In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.55  As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the section’s final version, apparently because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:

You may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.56

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).57 The Commission identified those abuses in its 1966 report to Congress, Public Policy Implications of Investment Company Growth (the “PPI Report”).58  The abuses included: (i) the threat of large scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity.

Applicants submit that their proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. For example, Condition 7 limits the ability of an Acquiring Fund’s Advisory Group and an Acquiring Fund’s Subadvisory Group to control a Non-FOF within the meaning of Section 2(a)(9).  For purposes of this Application, an “Acquiring Fund’s Advisory Group” is defined as:

the Acquiring Fund Adviser, Sponsor, any person controlling, controlled by or under common control with the Acquiring Fund

53 Id. at 43-44.

54 House Hearings, 76th Cong., 3d Sess., at 113 (1940).

55 Hearings on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

56 House Hearings, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

57 See H.R. Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).

58 Report of the Securities and Exchange Comm. on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

Adviser or Sponsor, and any investment company or issuer that would be an investment company but for Section 3(c)(l) or 3(c)(7) of the Act, that is advised or sponsored by the Acquiring Fund Adviser, Sponsor or any person controlling, controlled by or under common control with the Acquiring Fund Adviser or Sponsor.

For purposes of this Application, an “Acquiring Fund’s Subadvisory Group” is defined as:

any Acquiring Fund Subadviser, any person controlling, controlled by, or under common control with the Acquiring Fund Subadviser, and any investment company or issuer that would be an investment company but for Section 3(c)(l) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Acquiring Fund Subadviser or any person controlling, controlled by or under common control with the Acquiring Fund Subadviser.

In addition, Condition 8 prohibits Acquiring Funds and Acquiring Fund Affiliates from causing an investment by an Acquiring Fund in a Non-FOF to influence the terms of services or transactions between an Acquiring Fund or an Acquiring Fund Affiliate and the Non-FOF or a Fund Affiliate. Further, Conditions 8 through 13 are specifically designed to address the potential for an Acquiring Fund and Acquiring Fund Affiliates to exercise undue influence over a Non-FOF and Fund Affiliates.

With respect to the concern regarding layering of fees and expenses, Applicants propose several conditions. Applicants have designed Condition 15 of the requested Order to prevent unnecessary duplication or layering of sales charges and other costs. Also, Applicants propose Condition 16 in order to prevent any sales charges or service fees on shares of an Acquiring Fund from exceeding the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.

With respect to the potential for duplicative advisory fees, Applicants further note that Acquiring Trusts will not pay any advisory fees; accordingly, there will be no potential for duplicative advisory fees. With respect to Acquiring Management Companies, Applicants note that pursuant to Condition 18, their boards, including a majority of the independent board members, will be required to find that any fees charged under the Acquiring Management Company’s advisory contract(s) are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Non-FOF (or in the case of a Feeder Fund, the Master Fund) in which the Acquiring Management Company may invest.

Further, Applicants propose that, pursuant to Condition 17, no Non-FOF (or in the case of a Feeder Fund, the Master Fund) be permitted to acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that the Non-FOF acquires such securities in compliance with Section 12(d)(1)(E) of the Act or this Order or the Non-FOF (or in the case of a Feeder Fund, the Master Fund) (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act) or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Non-FOF (or in the case of a Feeder Fund, the Master Fund) to (i) acquire securities of one or more investment companies for short-term cash management purposes or (ii) engage in interfund borrowing and lending transactions.  Thus, in keeping with the PPI Report’s concern with overly complex structures, Applicants submit that the requested 12(d)(1) Relief will not create or give rise to circumstances enabling an Acquiring Fund to invest in excess of the limits of Section 12(d)(1)(A) in a Non-FOF (or in the case of a Feeder Fund, the Master Fund), which in turn invests in another investment company or 3(c)(1) or 3(c)(7) issuer in excess of such limits, which in turn invests in another, and so on. Another virtue of Condition 17 is that it mitigates concerns about layering of fees.

Applicants note that the Prior ETFs have been operating under orders granting relief that is virtually identical to the 12(d)(1) Relief requested here. Applicants are not aware of any problems or difficulties encountered by such ETFs or by other ETFs or mutual funds relying upon such orders.  Applicants believe that the experience of the Non-FOFs (including in the case of Feeder Funds, Master Funds) and Acquiring Funds will be the same.

C.	Sections 17(a), 17(b) and 6(c)

Applicants seek relief from Section 17(a) pursuant to Sections 17(b) and 6(c) to permit a Non-FOF, to the extent that the Non-FOF is an affiliated person of an Acquiring Fund, as defined in Section 2(a)(3)(B) of the Act, to sell Shares to, and purchase Shares from, an Acquiring Fund and to engage in the accompanying in-kind transactions.  Applicants anticipate that there may be Acquiring Funds that are not part of the same group of investment companies as the Funds, but may be subadvised by an Adviser or an entity controlling, controlled by or under common control with the Adviser.  Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Acquiring Fund because the Adviser provides investment advisory services to that Acquiring Fund.

Section 17(a) generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3) defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person and any person 5% or more of whose outstanding voting securities are owned by another person.  An Acquiring Fund relying on the 12(d)(1) Relief could own 5% or more of the outstanding voting securities of a Non-FOF.  Under such circumstances and others, a Non-FOF and an Acquiring Fund could become affiliated persons, or affiliated persons of affiliated persons, and in-kind sales and redemptions of Shares between a Non-FOF and an Acquiring Fund could be prohibited.  Although Applicants expect that most Acquiring Funds will purchase Shares in the secondary market rather than purchasing Creation Units directly from a Non-FOF, and do not need Section 17(a) relief for such secondary market transactions, Applicants seek an exemption under Section 17(b) and 6(c) for Creation Unit transactions between a Non-FOF and an Acquiring Fund.

Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that:

(i) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (ii) the proposed transaction is consistent with the policy of each registered investment company concerned; and (iii) the proposed transaction is consistent with the general purposes of the Act.

Applicants also seek the exemption under Section 6(c) because the Commission’s authority under Section 17(b) may be interpreted as extending only to a single transaction and not to a series of transactions.59  Section 6(c) permits the Commission to exempt any person or transactions, or any class of persons or transactions, from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, and selling or purchasing property on terms that involve overreaching of the investment company.  Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those sections.  First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching.  Any consideration paid for the purchase or redemption of Creation Units directly from a Non-FOF will be based on the NAV of the Non-FOF in accordance with policies and procedures set forth in its Registration Statement.60

Second, the proposed transactions directly between Non-FOFs and Acquiring Funds will be consistent with the policies of each Acquiring Fund.  The purchase of Creation Units by an Acquiring Fund will be accomplished in accordance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund’s registration statement.  The Acquiring Fund Agreement will require any Acquiring Fund that purchases Creation Units directly from a Non-FOF to represent such.

Third, Applicants believe that the proposed transactions are consistent with the general purposes of the Act.  As discussed above in connection on with 12(d)(1), Applicants believe that the requested exemptions are appropriate in the public interest as Shares offer Acquiring Funds a flexible investment tool that can be used for a variety of purposes.  Applicants also submit that

59 See supra note 45.

 60 To the extent that purchases and sale of Shares of a Non-FOF occur in the secondary market and not through principal transactions directly between an Acquiring Fund and a Non-FOF, relief from Section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a Non-FOF to an Acquiring Fund and redemptions of those Shares. The requested relief also is intended to cover the in-kind transactions that would accompany such sales and redemptions.

the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

In addition to the customary relief from the requirements of Section 17(a)(1) and 17(a)(2), to the extent that a Fund operates in a master-feeder structure, Applicants also request relief permitting the Feeder Funds to engage in in-kind creations and redemptions with the applicable Master Fund.  The customary Section 17(a)(1) and 17(a)(2) relief would not be sufficient to permit such transactions because the Feeder Funds and the applicable Master Fund could also be affiliated by virtue of have the same investment adviser.  However, as with the customary Section 17 relief, the Applicants believe that in-kind creations and redemptions between a Feeder Fund and a Master Fund advised by the same investment adviser do not involve “overreaching” by an affiliated person.  Such transactions will occur only at the Feeder Fund’s proportionate share of the Master Fund’s net assets, and the distributed securities will be valued in the same manner as they are valued for the purposes of calculating the applicable Master Fund’s NAV.  Further, except as described in Section III.B.2.a above, all such transactions will be effected with respect to the same pre-determined securities and on the same terms with respect to all investors.  Finally, such transaction would only occur as a result of, and to effectuate, a creation or redemption transaction between the Feeder Fund and a third-party investor.  Accordingly, the Applicants believe the proposed transactions described herein meet the Section 6(c) and Section 17(b) standards for relief:  the terms of such proposed transaction, including the consideration to be paid or received for the Creation Units, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the Corporation’s policy and that of each Feeder Fund as described herein; and they are consistent with the general purposes of the Act.

VIII.	EXPRESS CONDITIONS TO THIS APPLICATION

ETF Relief

Applicants agree that any Order of the Commission granting the requested ETF Relief will be subject to the following conditions:

1.           As long as a Fund operates in reliance on the requested order, its Shares will be listed on an Exchange.

2.           Neither the Corporation nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund.  Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only.

3.           The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day’s NAV and the market closing price or Bid/Ask Price of the Shares, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

4.           On each Business Day, before commencement of trading in Shares on the Listing Exchange, the Fund (or in the case of a Feeder Fund, the Master Fund) will disclose on its website the identities and quantities of the Portfolio Instruments and other assets held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day.

5.           The Adviser or Subadviser, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for the Fund through a transaction in which the Fund could not engage directly.

6.           The requested ETF Relief, other than the Feeder Relief, will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively managed exchange-traded funds.

Section 12(d)(1) Relief

Applicants agree that any Order of the Commission granting the requested 12(d)(1) Relief will be subject to the following conditions:

7.           The members of an Acquiring Fund’s Advisory Group will not control (individually or in the aggregate) a Non-FOF (or in the case of a Feeder Fund, the Master Fund) within the meaning of Section 2(a)(9) of the Act. The members of an Acquiring Fund’s Subadvisory Group will not control (individually or in the aggregate) a Non-FOF (or in the case of a Feeder Fund, the Master Fund) within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of the Non-FOF, the Acquiring Fund’s Advisory Group or the Acquiring Fund’s Subadvisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Non-FOF, it will vote its Shares of the Non-FOF in the same proportion as the vote of all other holders of such shares. This condition does not apply to the Acquiring Fund’s Subadvisory Group with respect to a Non-FOF (or in the case of a Feeder Fund, the Master Fund) for which the Acquiring Fund Subadviser or a person controlling, controlled by, or under common control with the Acquiring Fund Subadviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

8.           No Acquiring Fund or Acquiring Fund Affiliate will cause any existing or potential investment by the Acquiring Fund in a Non-FOF to influence the terms of any services or transactions between the Acquiring Fund or an Acquiring Fund Affiliate and the Non-FOF (or in the case of a Feeder Fund, the Master Fund) or a Fund Affiliate.

9.           The board of directors or trustees of an Acquiring Management Company, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to ensure that the Acquiring Fund Adviser and any Acquiring Fund Subadviser are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from a Non-FOF (or in the case of a Feeder Fund, the Master Fund) or a Fund Affiliate in connection with any services or transactions.

10.           Once an investment by an Acquiring Fund in Shares exceeds the limits in Section 12(d)(1)(A)(i) of the Act, the Board of the Non-FOF (or in the case of a Feeder Fund, the Master Fund), including a majority of the independent directors and trustees, will determine that any consideration paid by the Non-FOF (or in the case of a Feeder Fund, the Master Fund) to an Acquiring Fund or an Acquiring Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Non-FOF (or in the case of a Feeder Fund, the Master Fund); (ii) is within the range of consideration that the Non-FOF (or in the case of a Feeder Fund, the Master Fund) would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned.  This condition does not apply with respect to any services or transactions between a Non-FOF (or in the case of a Feeder Fund, the Master Fund) and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

11.           No Acquiring Fund or Acquiring Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Non-FOF (or in the case of a Feeder Fund, the Master Fund)) will cause a Non-FOF (or in the case of a Feeder Fund, the Master Fund) to purchase a security in any Affiliated Underwriting.

12.           The Board of a Non-FOF (or in the case of a Feeder Fund, the Master Fund), including a majority of the independent directors and trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Non-FOF (or in the case of a Feeder Fund, the Master Fund) in an Affiliated Underwriting, once an investment by an Acquiring Fund in the securities of the Non-FOF exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate.  The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Acquiring Fund in the Non-FOF.  The Board will consider, among other things:  (i) whether the purchases were consistent with the investment objectives and policies of the Non-FOF (or in the case of a Feeder Fund, the Master Fund); (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Non-FOF (or in the case of a Feeder Fund, the Master Fund) in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years.  The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

13.           Each Non-FOF (or in the case of a Feeder Fund, the Master Fund) will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings, once an investment by an Acquiring Fund in the securities of the Non-FOF exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the determinations of the Board were made.

14.           Before investing in a Non-FOF in excess of the limits in Section 12(d)(1)(A), an Acquiring Fund and the Non-FOF will execute an Acquiring Fund Agreement stating that their boards of directors or trustees and their investment adviser(s), or Trustee and Sponsor, as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order.  At the time of its investment in Shares in excess of the limit in Section 12(d)(1)(A)(i), an Acquiring Fund will notify the Non-FOF of the investment.  At such time, the Acquiring Fund will also transmit to the Non-FOF a list of the names of each Acquiring Fund Affiliate and Underwriting Affiliate.  The Acquiring Fund will notify the Non-FOF of any changes to the list of the names as soon as reasonably practicable after a change occurs.  The Non-FOF and the Acquiring Fund will maintain and preserve a copy of the Order, the Acquiring Fund Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

15.           The Acquiring Fund Adviser, Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Acquiring Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted under Rule 12b-1 under the Act) received from a Non-FOF (or in the case of a Feeder Fund, the Master Fund) by the Acquiring Fund Adviser, Trustee or Sponsor, or an affiliated person of the Acquiring Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Acquiring Fund Adviser, Trustee or Sponsor, or its affiliated person by the Non-FOF (or in the case of a Feeder Fund, the Master Fund), in connection with the investment by the Acquiring Fund in the Non-FOF.  Any Acquiring Fund Subadviser will waive fees otherwise payable to the Acquiring Fund Subadviser, directly or indirectly, by the Acquiring Management Company in an amount at least equal to any compensation received from a Non-FOF (or in the case of a Feeder Fund, the Master Fund) by the Acquiring Fund Subadviser, or an affiliated person of the Acquiring Fund Subadviser, other than any advisory fees paid to the Acquiring Fund Subadviser or its affiliated person by the Non-FOF (or in the case of a Feeder Fund, the Master Fund), in connection with any investment by the Acquiring Management Company in the Non-FOF made at the direction of the Acquiring Fund Subadviser.  In the event that the Acquiring Fund Subadviser waives fees, the benefit of the waiver will be passed through to the Acquiring Management Company.

16.           Any sales charges and/or service fees charged with respect to shares of an Acquiring Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

17.           No Non-FOF (or in the case of a Feeder Fund, the Master Fund) will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that the Non-FOF acquires such securities in compliance with Section 12(d)(1)(E) of the Act or the Feeder Relief in this Order; or the Non-FOF (or in the case of a Feeder Fund, the Master Fund) (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act), or (b) acquires securities of another investment company pursuant to exemptive relief from the Commission permitting such Non-FOF (or in the case of a Feeder Fund, the Master Fund) to (i) acquire securities of one or more investment companies for short-term cash management purposes or (ii) engage in interfund borrowing and lending transactions.

18.           Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Acquiring Management Company, including a majority of the independent directors or trustees, will find that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Non-FOF (or in the case of a Feeder Fund, the Master Fund) in which the Acquiring Management Company may invest.  These findings and their basis will be recorded fully in the minute books of the appropriate Acquiring Management Company.

IX.	NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application.  Applicants further state that all written or oral communications concerning this Application should be directed to:

Darrell N. Braman, Esq.
James P. Erceg
T. Rowe Price Associates, Inc.
100 East Pratt Street
Baltimore, MD  21202

With a copy to:
Stacy L. Fuller, Esq.
K&L Gates LLP
1601 K Street, N.W.
Washington, DC  20006-1600
(202) 778-9475

X.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this Application in accordance with Rule 0-2 under the Act, and state that their address is printed in the Application’s caption, and that they request that all written communications concerning the Application be directed to the person and address printed on the Application’s facing page.  Also, Applicants have attached the required verifications as exhibits to the Application.

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the Relief requested by this Application.

T. ROWE PRICE ASSOCIATES, INC.

By: /s/ Darrell N. Braman
Name: Darrell N. Braman
Title: Vice President

T. ROWE PRICE INSTITUTIONAL INCOME FUNDS, INC.

By: /s/ David Oestreicher
Name: David Oestreicher
Title: Vice President

T. ROWE PRICE INVESTMENT SERVICES, INC.

By: /s/ Darrell N. Braman
Name: Darrell N. Braman
Title: Vice President

Dated: May 7, 2012

Exhibit A

Verification of T. Rowe Price Associates, Inc.

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order for, and on behalf of, T. Rowe Price Associates, Inc.; that he is the Vice President of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 4th day of May, 2012, have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Darrell N. Braman
Name: Darrell N. Braman
Title: Vice President

Verification of T. Rowe Price Institutional Income Funds, Inc.

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order for, and on behalf of, T. Rowe Price Institutional Income Funds, Inc.; that he is the Vice President of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 4th day of May, 2012, have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ David Oestreicher
Name: David Oestreicher
Title: Vice President

Verification of T. Rowe Price Investment Services, Inc.

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order for, and on behalf of, T. Rowe Price Investment Services, Inc.; that he is the Vice President of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 4th day of May, 2012, have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Darrell N. Braman
Name: Darrell N. Braman
Title: Vice President